[LOGO]         DIGITAL
                                     PRODUCTS
                                     CORPORATION




                           1995 ANNUAL REPORT









                                 800 N.W. 33rd Street
                             Pompano Beach, Florida 33064
                                    (305) 783-9600




      THE ATTACHED ANNUAL REPORT ON FORM 10-K ACCOMPANYING THE PROXY STATEMENT CONTAINING FINANCIAL AND OTHER RELEVANT INFORMATION FOR THE FISCAL YEAR ENDED MARCH 31, 1995, IS SUBMITTED TO THE SHARHOLDERS AS AN ANNUAL REPORT PURSUANT TO THE RULE 14a-3 OF THE SECURITIES EXCHANGE ACT OF 1934.

                              PRESIDENT'S MESSAGE





To the Shareholders of Digital Products Corporation:          February 23, 1996


     With the support of shareholders like you, DPC is tackling one of the toughest problems facing the country today. Growth in the community corrections population continues to outpace available resources. Agencies responsible for corrections are up against budget cuts and tight restrictions. They are trying to do more with less. At DPC, we saw this problem coming and we planned for it. DPC leads the field in providing sophisticated electronic monitoring and case management systems that actually help agencies do more with less, and agencies are responding.

     The burden on the community corrections market is growing exponentially, agencies are under pressure to respond, yet they are restricted financially. Because of the shift toward funding the building of prisons rather than community corrections programs, some agencies have postponed their buying decisions while others have decided to buy low cost, low function systems. This has negatively impacted the financial results of DPC. However a number of agencies realized that higher function electronic monitoring systems with sophisticated information management systems, while more expensive, offer the best value in the long run and these agencies chose DPC.

     DPC has identified this niche market and is filling it with technically superior products and services. In this regard, DPC's manufacturing and engineering partner, KBS, has been ISO9001 Certified. This means DPC is now in the position to raise industry standards and that's exactly what we intend to do.

     Financial results have been mixed with lower than expected sales and DPC continues to operate at a net loss; however, it is significant to note that gross profit margins are up and are expected to continue to improve. The third and fourth quarters of Fiscal 1996 have also been affected by the costs relating to the litigation with BI Incorporated and the now terminated merger with Strategic Technologies Inc. discussed below. Looking forward we hope to improve our results and to attain profitability for DPC and its shareholders.

     Within the company, DPC has taken a hard line on expense and debt reduction and doing it without any outside financial capitalization. DPC employees are in touch with the real issues facing our customers. This is our human capital. DPC customers represent the leaders and innovators in the industry. This is our franchise capital. DPC customers see DPC as a strategic partner working with them to achieve common goals. These forward-thinking agencies understand that DPC's unique approach to performance based case management provides the best long-term value, and they are beginning to buy DPC products and services. Our marketing organization canvasses the market to identify those prospects in our niche. Our sales efforts focus on those prospects willing to recognize and pay for added value.

     A recent Texas Appellate Court ruling in favor of DPC's equipment is one example of this added value. The court concluded that because DPC's computer printout did not rely upon the assistance, observations or reports of a human declarant, it did not constitute hearsay. Further, the court ruled that the DPC equipment was reliable, accurate and trustworthy and that the state proved the reliability of the computer printout. We are proud of the fact that Harris County Pretrial had the confidence in our technology to pursue this matter through the courts. We believe the facts speak for themselves. It remains our opinion that the integrated technology incorporated in our random calling and radio frequency monitoring units and the manner in which the information is processed and managed is what has led to DPC's system remaining the only one, that we are aware of, whose information has been admissible as evidence without the need of a human declarant.

     The proposed merger between DPC and Strategic Technologies Inc. announced in October 1996 was mutually terminated in December 1996 since the market conditions made the financing aspects of the merger impractical for both parties. Accordingly, DPC's Board of Directors determined that it was in the best interest of the DPC shareholders to terminate the Merger Agreement. We regret that the merger could not be realized under those circumstances. During the merger process, DPC continued to implement strategies to strengthen the company's performance. We look to continue on that course of improvement.

     In January 1995, DPC commenced a lawsuit against its competitor BI Incorporated for wrongfully interfering with the contract under which DPC was to provide monitoring services during 1995 to the State of New Jersey and wrongfully interfering with DPC's business opportunities in New Jersey. The suit centered around DPC's claim of misuse by BI of certain information regarding DPC's monitoring unit which was generated in a field test which DPC believes was performed in a subjective manner. The field test done by the State of New Jersey prior to awarding the new contract to DPC, which DPC believes was a more thorough objective test, resolved those products concerns. In December 1995 DPC was awarded a new three year contract with the State of New Jersey Department of Corrections for the provision of electronic monitoring services and monitoring units. In light of this contract award, DPC decided to no longer pursue its claim against BI in New Jersey, although the company believes that its claim against BI had substantial merit. We believe that the suit brought against BI has had a positive impact on the methods that companies are now using to compete for new contracts in the electronic monitoring field. In addition, we believe that the suit illustrated the damage to the industry which is done by companies which focus on disparaging competitors and their products.

     The software groups performance and drain on corporate resources led to the decision by the Board of Directors to discontinue the operations of DPC/International Business Solutions Inc. and pursue finding a buyer for BGIS Systems Co. This will allow the company to focus its energy on the Criminal Justice market and the application of those technologies used in the Criminal Justice market in the other markets.

     Over the last two years, DPC has seen a turnaround. There has been a trend of stable gross profit margins and reduced product and operating cost. The DPC management team expects this trend to continue and will keep working as hard as possible to reward our shareholders for their faith in DPC. Thank you for this opportunity.



                                   Very Truly Yours,


                                   /s/  Richard A. Angulo

                                   Richard A. Angulo
                                   President and Chief Executive Officer

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    Form 10-K
    Annual Report Pursuant to Section 13 or 15(d)of the Securities Exchange
                                  Act of 1934

                    For the fiscal year ended March 31, 1995

                                     0-9503
                            (COMMISSION FILE NUMBER)

                          DIGITAL PRODUCTS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          FLORIDA                                    59-1141879
(State or Other  Jurisdiction             (I.R.S. Employer I.D. Number)
of Incorporation or Organization)

                              800 N.W. 33RD STREET
                          POMPANO BEACH, FLORIDA 33064
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (305) 783-9600
                         (Registrant's Telephone Number)

        Securities Registered Pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.025 PER SHARE
                                (Title of class)
                      CLASS B COMMON STOCK PURCHASE WARRANT
                                (Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes X   No
                                      ---     ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ______

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of May 15, 1995, was approximately $1,180,649.

The number of shares of Common Stock, $.025 par value, of the Registrant issued as of May 15, 1995, was 10,989,267 shares. The Company has 40,061 shares in treasury.

PART I

ITEM 1:  BUSINESS.

                 GENERAL DESCRIPTION AND HISTORY OF THE COMPANY

     Digital Products Corporation and its subsidiaries (collectively, the "Company") provide information management solutions to the criminal justice and corrections industry, the construction trade and multi-national corporations. Digital Products Corporation, the parent corporation, provides strategic planning, guidance and administrative support to three operating subsidiaries, DPC Monitoring Services, Inc., DPC/International Business Solutions, Inc. and the Company's BLR, Inc. subsidiary, which conducts its business under the trade name BGIS Systems, Co., thereby allowing the operating subsidiaries to focus on their customers and day-to-day responsibilities.

     DPC Monitoring Services, Inc. ("DPCMSI") provides electronic supervision and case management solutions for community corrections applications (the "Criminal Justice Segment"). Within the construction industry, BGIS Systems, Co. ("BGIS"), develops, distributes and supports computer software application programs for the highway and heavy/utility construction and materials production industry. Through its DPC/International Business Solutions, Inc. subsidiary ("IBS"), the Company develops, distributes and supports financial and accounting computer software programs for multi-national corporations requiring concurrent, multi-national, multi-currency, and multi-lingual capabilities. The BGIS and IBS operations together comprise the Company's Computer Software Segment. The Company's executive offices are located at 800 N.W. 33rd Street, Pompano Beach, Florida 33064, and its telephone number is (305) 783-9600.

     The Company was incorporated in 1966 under the laws of the State of Florida for the purpose of developing various digital electronic devices for military and commercial applications. Since 1972, the Company has concentrated its efforts primarily in the non-military telecommunications, computer hardware and software, and electronic monitoring fields. In 1978, the Company developed an automatic telephone dialer called the "Telsol" capable of dialing preprogrammed telephone numbers, delivering different prerecorded messages and recording the responses to such messages. In 1984, the Company developed and commenced marketing automated offender monitoring equipment for offender house arrest programs and thereafter redirected its marketing emphasis toward the Criminal Justice Segment. In an effort to diversify and in order to complement and expand its software expertise, the Company acquired IBS in May 1992 and BGIS in December 1992. In June 1994, the Company sold its DPC/Metroplex Mobile Data, Inc. ("Metroplex") subsidiary.

     During the Company's fiscal year ended March 31, 1995 (the "1995 Fiscal Year"), revenues generated by the Company within the Criminal Justice Segment and Computer Software Segment accounted for approximately 70% and 30%, respectively, of the Company's total revenues. For the Company's fiscal year ended March 31, 1994 (the "1994 Fiscal Year"), revenues derived from the Criminal Justice Segment and the Computer Software Segment accounted for 70% and 30%, respectively, of the Company's total revenues; and for the Company's fiscal year ended March 31, 1993 (the "1993 Fiscal Year") revenues derived from the Criminal Justice Segment and the Computer Software Segment accounted for 82% and 18%, respectively, of the Company's total revenues.

     Set forth below is summary financial information, for the Company's last three fiscal years, with respect to the amounts of revenue generated from unaffiliated customers by each of the Company's industry segments, each segment's operating profit or loss and identifiable assets. During such three-year period, there were no inter-segment sales.

                                           FISCAL YEAR ENDED MARCH 31
                                                  (IN THOUSANDS)
                                           --------------------------
                                       1995              1994         1993

Sales to Unaffiliated Customers:
   Criminal Justice Segment           $7,544            $6299        $7,297(1)
   Computer Software Segment          $3,293            2,631        1,618

Operating Profit (Loss):
   Criminal Justice Segment             469            (7,100)      (6,683)(1)
   Computer Software Segment         (1,872)           (2,295)         (13)
   General Corporate Expenses          (229)             (555)        (388)

Identifiable Assets:
   Criminal Justice Segment           5,901             6,010       13,014(1)
   Computer Software Segment          1,534             1,875        2,221
   Other                                  0             2,500        4,000
----------------------------

(1) Includes Metroplex which was sold in June 1994. Metroplex had no revenues in the fiscal years ended March 31, 1994 or March 31, 1995.

                            CRIMINAL JUSTICE SEGMENT

PRODUCTS AND SERVICES

     DPC Monitoring Services, Inc. ("DPCMSI") provides electronic supervision and case management solutions for community corrections applications. DPCMSI's information management software, computer systems network, monitoring facility, electronic monitoring equipment, and customer services form the foundation from which DPCMSI offers a variety of integrated products and services for offender supervision, caseload management and program performance analysis. The solutions offered by DPCMSI focus on value added features to help agencies access pertinent information in a timely manner. These solutions serve as tools of analysis to aid agencies in case management decision-making, and provide automated performance measurement tools. Set forth below is a description of the products and services provided by DPCMSI.

ELECTRONIC MONITORING EQUIPMENT

     HMU 4. The "HMU 4" is the Company's flagship electronic supervision
     -----
     product. The HMU 4 home monitoring unit incorporates multiple unique monitoring technologies. These include: advanced radio frequency (RF) technology for active continuous monitoring of the presence or absence of an offender from a prescribed location; DPCMSI's patented offender identification technology for passive verification of the presence or absence of an offender (anklet and recorded voice verification); and breath alcohol detection. This integrated approach allows an agency to use a combination of monitoring technologies to match the risk profile of the offender by activating the necessary features through DPCMSI's software systems. The Company's electronic monitoring equipment is controlled by the Company's information management software described below. See "Information Management Software."

     The HMU 4 consists of a radio frequency transmitter and identification module which is worn on the offender's ankle (the "Anklet") and an integrated telephone handset verifier/monitor unit which contains a radio receiver and communications modem. The verifier/monitor unit is installed in the offender's home and connected to a telephone line and A/C power. The Anklet acts as a short-range radio transmitter which emits a coded continuous signal to the radio receiver incorporated in the verifier/monitor unit. The Anklet may also be inserted into the verifier attached to the monitor/verifier unit to verify the presence or absence of the offender. Additionally, the HMU4 contains a discrete mechanism with the ability to detect the relative measure of alcohol usage by the offender. Using standard telephone lines, the verifier/monitor unit relays the information to a central computer system. See "Central Computer System Network."

     If the offender goes beyond the range of the programmable transmission area, the radio contact between the Anklet transmitter and the verifier/monitor unit is broken. A number of natural and man-made occurrences can cause the radio signal of products using the RF method to be broken. DPCMSI is the only company to integrate an automated call-back system as a standard feature in each of its monitoring units. The system calls the offender whose radio link has been interrupted to confirm compliance with such person's house arrest schedule. By recording a offender's voice and having the Anklet inserted into the verifier/monitoring unit, DPCMSI can accurately confirm offender compliance before alerting the supervising personnel.

     Drive By II. Complementing the main monitoring devices, the Company also
     -----------
     markets a mobile RF device, "Drive By II," which enables officers to detect the presence of any DPCMSI-transmitter worn by a offender within the area. The Drive By II has the ability to scan for a specific transmitter or for all transmitters within its range. This product is useful for verifying an offender's presence at home without personal contact and at locations other than the home (e.g., place of employment, community service, etc.). Officers
                                        3
     can use the Drive By II while driving in their car, using the car's battery and a roof mounted antenna. It can also be easily carried and has an internal battery for use when outside power sources are unavailable.

     Cellulert. The "Cellulert" is a peripheral device, which utilizes cellular
     ---------
     telephone technology to transmit voice and data. The Cellulert can be used in conjunction with the On Guard Plus, the HMU 4 and the Alert line of products described below. The Company believes that the use of wireless technology will make its monitoring equipment more attractive within the Criminal Justice Segment since such technology will increase program eligibility requirements for offenders without a home telephone or in rural areas and in foreign markets where telephone services may be less available or reliable and/or more costly.

     On Guard Wristlet/Verifier. The Company's first generation monitoring
     --------------------------
     device is the On Guard Wristlet Verifier. This device works in conjunction with a computer system which is programmed with the offender's curfew schedule and random calling frequency. At specific times or at randomly computer generated intervals, the offender is called to confirm his presence. The offender is required to respond to computer generated questions and then requested to insert the Wristlet into the verifier connected to a telephone. Each Wristlet/Verifier assigned to an offender is coded to only work as a set. The offender's responses are recorded along with the time and date of each call.

     On Guard Plus. In 1989, the Company began marketing an integrated house
     -------------
     arrest electronic monitoring device called the On Guard Plus which utilized RF technologies, as well as verification by the insertion of the Anklet into the verifier attached to the monitor/verifier unit. The Company no longer manufactures the On Guard Plus unit, which has been replaced by the HMU 4. However, service and support are being provided along with incentives to transition to the HMU4 and Alert Unit.

     Alert Product Line. DPCMSI is committed to continually increasing the
     ------------------
     quality and reliability of its entire product line. DPCMSI, together with its manufacturing partner, KBS Incorporated ("KBS"), is in the process of completing the development of a new model in the DPCMSI line of electronic monitoring equipment. The new unit has been re-engineered to facilitate the production of a more reliable unit at a lower manufacturing cost with increased functionality. The new Alert unit will utilize active and passive technologies similar to the HMU 4 unit, including the breath alcohol testing feature. The new line will also feature new tamper detection technologies, increased internal memory storage capacity, extended battery life and an "officer panic alert" feature - which is being added to address the need for officer safety. The Anklets and verifier/monitor units will be interchangeable, thereby facilitating the ability for replacement of individual unit components. In addition, one verifier/monitor unit may be used to monitor multiple offenders which will make the unit attractive for group homes and similar settings with multiple offenders. The Company expects to have the first unit in the Alert line available for distribution in the Fall of 1995.

INFORMATION MANAGEMENT SOFTWARE

     The Company's electronic monitoring equipment is controlled by the Company's information management software which is described below.

     AVAIL (Automated Value-Added Information Link) Software. AVAIL is an
     -------------------------------------------------------
     advanced computer software application designed specifically for electronic offender supervision and caseload management applications. The Company believes that AVAIL is the most advanced monitoring system software available today. AVAIL was designed to manage an unlimited number of offenders, officers and programs. Among some of the features that allow AVAIL to support and automate individual offender-specific monitoring include:
         -    multi-lingual capability

         -    multiple, customized types and levels of supervision

         - incident processing module (including confirmation procedures and notification to agency personnel)

         - analysis reports to gauge offender compliance and ability to make adjustments to monitoring parameters based upon the offender's incident rate

         - expansion capability to monitor an infinite number of offenders on one network database

         -    automatic and simultaneous support monitoring for all time zones

         -    optional report modules for Statistical Analysis and Custom
              Reports

     The Statistical Analysis module assists in effective caseload management and in gauging officer productivity. The Custom Reports module allows reports to be generated in narrative format in laymen's terms for review by untrained individuals, including the offenders, prosecutors and judges.

     AVAIL was installed in the Company's national monitoring center (the "Monitoring Center") in September 1992 to automate the Company's monitoring services. Currently the monitoring center supports twelve remote terminals or notebook computers. The first AVAIL software package was installed at a customer site in January, 1993. As of March 31, 1995, the AVAIL software package has been installed at twelve customer locations supporting eleven remote terminals or portable notebook computers. The AVAIL software application replaced DPCMSI's OnGuard software, which was DPCMSI's initial electronic supervision software. There are 43 customers currently using the On Guard software.

     AVAIL includes one standard and four optional modules:

     Offender Monitoring (Standard)
     ------------------------------

     This module, which is standard with each AVAIL package, accommodates multiple supervision technologies including integrated and stand alone radio frequency, Wristlet/Verifier, recorded voice verification and breath alcohol testing from one database. It offers flexibility in violation reporting and processing, as well as sophisticated curfew scheduling.

     Automated Caseload Check-In System (ACCSYS) (Optional)
     ------------------------------------------------------

     This optional module is an automated system for community corrections applications requiring scheduled check-ins and status updates. ACCSYS utilizes "800" and "900" telephone services for offenders to make scheduled report check-ins and update their personal records. ACCSYS also incorporates a message system which enables officers to send messages to offenders, and offenders to send messages to their officers. With "900" telephone service, the offender is billed directly, with payment of phone charges being a condition of continued participation in this method of low level monitoring supervision. ACCSYS also operates as a stand alone application.

     Remote Terminal Access (Optional)
     ---------------------------------

     This optional module provides access to AVAIL's many features through a remote terminal located at the agency's office or through an officer's notebook computers in the field. This module allows the agency to have more control and immediate access to the offender and program data.

     Custom Reports (Optional)
     -------------------------

     This optional module provides an easy-to-use report writer which provides query and sorting of the information stored in AVAIL. This allows officers and agencies to create their own customized reports.

     Statistical Analysis (Optional)
     -------------------------------

     This optional module provides advanced statistical capabilities which allows agencies to evaluate their overall program performance by identifying areas where improvement is required and to properly manage available resources.

CENTRAL COMPUTER SYSTEM NETWORK

     Required for each AVAIL installation, the AVAIL Central Computer System Network is a local and wide area computer network composed of the necessary computer hardware to perform the various multi-user, multi-tasking processes of the AVAIL software. These processes include the analysis of data transmissions from the home monitoring equipment, comparing such data with the supervised individual's assigned schedule, noting violations of such schedule, making the agency-specific prescribed notifications of schedule violations, generating required reports and, when optional modules of AVAIL software package are being utilized, analyzing such information on an offender, officer or entire agency basis. The AVAIL Central Computer System Network in conjunction with the AVAIL software offers many advanced features including:

     - Network based architecture with the expansion capability to monitor an infinite number of offenders on one network database, with the ability to support an unlimited number of local and remote workstations.

     - Optional integrated fax server for automatic and paperless faxing via modem.

     - Optional mirrored disk infrastructure to insure against data loss and provide immediate on-line back-up in the event of disk failure.

     - Digital voice message processor to present the offender with prerecorded instruction messages and to store offender verbal responses to verification calls for later retrieval and analysis.

     - Central control for all products and services including equipment, custom report, statistical analysis modules, and peripheral devices such as the Drive-By, Cellulert and remote terminal/ notebook computer access.

SERVICES

     Monitoring Services. The services provided by the Company's Monitoring
     -------------------
     Center are available in a range of monitoring intensity levels, violation verification and notification procedures, and response methods and report types. This enables the agency to specify monitoring intensity levels based on the offender's behavior and program guidelines. The Monitoring Center utilizes the AVAIL software to perform a majority of its services. As an option, random calls can be placed to the offender's home. During these calls, the individual is required to insert the Anklet into the verifier and state the individual's name and time of day. Their speech is recorded with a speech tag number, so officers can review the offender's recorded response. Breath alcohol testing services are available in coordination with the HMU 4 units.

     The Monitoring Center is operational 24 hours a day, seven days a week, 365 days a year. The Monitoring Center is equipped with a complete back-up computer network to ensure against interruptions due to potential hardware failure, as well as back-up diesel generator in the event of electrical failure. The Company maintains a high level of security for the Monitoring Center by limiting access to authorized staff and by taking other security measures.

     At March 31, 1995, the Monitoring Center was monitoring approximately 1,800 individuals, compared to monitoring 2,400 and 2,500 persons at March 31, 1994 and 1993, respectively. At March 31, 1995, the Monitoring Center was staffed by 15 full-time employees. The reduced numbers of monitored individuals is the result of management's decision not to pursue certain low bid contracts as well as the success of the AVAIL software within agencies wanting to perform their own monitoring. Due to the concentration of monitored individuals in a few large accounts and that a number of such accounts have terms of one year (with some having optional renewal terms) and conditions often unfavorable to the service provider while being subject to competitive bidding for each new term, the number of monitored individuals is subject to volatility from one period to another.

     Customer Training. DPCMSI's Customer Service Department provides
     -----------------
     comprehensive training for each of its product lines and services at the customer's location or the Company's headquarters located in Pompano Beach, Florida. Training consists of the proper product use, operating procedures and equipment maintenance terms and conditions.

     Consulting Services. DPCMSI also provides consulting services to its
     -------------------
     customers whereby it will observe how an agency utilizes its software programs and then make suggestions to the customer on more efficient and complete utilization of the AVAIL software program. Such suggestions not only improve customer relations but also may result in additional sales.

     Telephone Support. DPCMSI's customer service department serves as a call
     -----------------
     center for all customers and provides technical assistance, equipment trouble shooting, and responses to general inquiry. Telephone support contracts are tailored to each program for the specific number of hours of telephone support required per month.

     Software Support and Licensing. DPCMSI's technical support department
     ------------------------------
     provides custom programming and support for the AVAIL monitoring software. A software license is issued to each user of the AVAIL monitoring software and DPCMSI provides contracted software support to such users.

     Warranties. DPCMSI generally provides a product warranty on electronic
     ----------
     monitoring systems and central computer system networks for a period of one year from the date of sale. For a fee DPCMSI also offers annual extended service contracts which provide the same coverage.


SALES, MARKETING AND DISTRIBUTION

     The Company's primary distribution of its monitoring devices and services is to end-user governmental authorities. These entities may be subject to competitive bidding requirements. The Company also sells a segment of its equipment, licenses its monitoring software and provides monitoring services to third parties "resellers", who contract with government agencies. Most of these resellers market to jurisdictions in which it would not be economically desirable for the Company to directly market its products and services. The extent of potential revenues (and any profit potential) from resellers cannot be accurately determined at this time.

     The Company markets its Criminal Justice Segment products and services through in-house sales staff, resellers and consultants or through its exclusive licensees, by means of brochures and other sales materials and participation at industry exhibitions. The Company also maintains an active education and government affairs program, targeting legislators, judicial authorities and other governmental authorities. The Company advertises its monitoring products and services in various industry magazines and periodicals. Exclusive licensing arrangements are currently in place for New Jersey, Australia and the United Kingdom.

     The Company is presently pursuing foreign markets. However, no assurances can be given that such markets will develop, accept the Company's products and services or that the Company will be able to so market its products and services profitability.

     The monitoring equipment is either sold outright, purchased through a municipal lease or rented with the Company retaining proprietary interests to the equipment. Payments by governmental entities under lease and lease purchase arrangements are contingent upon annual appropriations. The Company believes that the incidence of nonpayment due to nonappropriation is not material. However, the Company has recently been impacted by the bankruptcy filing of Orange County, California, one of the Company's customers. To the extent the Orange County situation makes it more difficult for local governing bodies to obtain financing for new projects, or makes bankruptcy an acceptable alternative for local governments, the Company may be adversely affected.

     The Company recognizes the substantial cash investment it makes in leased, rented and pay-per-day equipment and the fact that, in the case of pay-per-day units, a significant number of such units may be idle and not generating revenues for a portion of the time such units are in the possession of customers. Accordingly, management has refocused its marketing and sales strategy to balance the outright purchase, lease/purchase, fixed term lease or rental agreements with shorter term contracts of monitoring equipment. Further, in recognition of the need to increase liquidity, the Company has expanded its use of third party financing sources to finance customer acquisition of equipment. This is done to enable the Company to expedite the recapture of its cash investments in equipment acquired by the users. See "Item 7. Management's
                                                          --------------------
Discussion and Analysis of Financial Condition and Results of Operations" below.
------------------------------------------------------------------------

STRATEGIC ALLIANCES

     Prior to June 1994, the monitoring equipment was manufactured and assembled by the Company. In June 1994, the Company entered into an arrangement with an independent, third party electronics contract manufacturer, KBS Incorporated of Deerfield Beach, Florida, (the "Manufacturer"), for the manufacture, assembly and servicing of the Company's electronic monitoring devices. The Manufacturer is responsible for component acquisition and warranting its workmanship. Additionally, the Manufacturer performs engineering and research and development services for the Company on a per-project basis. The Company is charged at specific rates for labor actually performed on its behalf and at specific mark-up rates from the costs for component parts. As a result, the Company is no longer burdened with a large fixed overhead expense related to its former manufacturing functions. In connection with the entering into of this arrangement, the Manufacturer has been utilizing certain of the Company's manufacturing equipment and inventory. The Manufacturer, with its manufacturing expertise, has been able to reduce the cost of producing the monitoring devices on a per unit basis, with such product cost (and without overhead and down-time expense) being the sole cost to be passed onto the Company.

     Certain components incorporated in the Company's final monitoring equipment products are manufactured or assembled by contractors. The raw materials used in the production of components and the final monitoring devices are readily available from a number of metal, plastic and electronics suppliers. Neither the Company nor the Manufacturer has been dependent upon any one or small group of suppliers and the Manufacturer has the ability to change the suppliers should it so desire based upon price and quality considerations. For component parts, neither the Company nor the Manufacturer have in effect any written long-term agreements; purchases are made by open purchase orders which contain no quantity or long-term commitments.

COMPETITION

     A number of other entities market equipment, similar in the scope of overall monitoring functions, to the Company's Criminal Justice Segment products. Certain of such competitors have substantially greater financial resources and numbers of personnel and no assurances can be given that the Company will be able to compete successfully. There is also the possibility that additional manufacturers with considerably more manufacturing and financial resources will begin the manufacture of equipment which will compete with the Company's monitoring devices. The Company believes, based on revenue, that it is the second largest suppliers of offender monitoring systems.

     Competition in the marketing of monitoring equipment is often on the basis of price, rather than the types of functions performed, the efficiency and manner in which the functions are performed, the quality of the product and the services, and warranty coverage and overall value.

     The Company believes it offers a more versatile line of monitoring equipment than those marketed by its primary competitors, all of whom rely primarily on the RF method. Certain of such competitors offer lower cost products with reduced functionality and performance which generally do not have additional functionality such as a back-up method of verification. The Company believes that its technologically advanced line of monitoring equipment and its AVAIL software are superior to equipment and software offered by its competitors and that its complete systems of equipment and software will provide the Company with a competitive advantage in terms of cost efficiency, functionality and performance compared with systems offered by its competitors.

            The Company also competes with a number of entities in the supply of monitoring services to the government agencies operating electronic monitoring programs who do not manufacture their own monitoring devices. There is also the possibility that other entities may enter the monitoring services market. Certain service supplier competitors utilize the Company's equipment while others use devices marketed by other manufacturers.

Competition is primarily conducted in the areas of price (usually a per diem charge) rather than the type of services provided. In a number of situations, the customer may request that bids be submitted as a package of equipment and monitoring services, with the overall cost being the determining factor in the customer's selection of equipment and service provider. Service competition is on the basis of cost more than quality and types of services provided, and the availability and adequacy of telecommunication and computer back-up systems.


                            COMPUTER SOFTWARE SEGMENT

     BGIS and IBS (together, the "Software Companies") are developers and marketers of computer software applications programs. Each of the Software Companies offers their customers support services for their respective software programs and may, in the process of selling end user licenses, also act as dealers of computer hardware and other software products.

BGIS SYSTEMS, CO.

     BGIS Systems, Co. ("BGIS") markets financial accounting, crew, equipment and materials information management systems directed at the highway and heavy utility sector of the construction and materials production industry. With over 130 installations of its products, including some of the largest highway/paving contractors and quarry/excavation companies in the United States and England, BGIS offers quality solutions directed to the distinct needs of this market.

     The comprehensive set of management information software modules marketed by BGIS have been designed specifically for use by construction companies operating in the specialized fields of highway, road and bridge building, utility construction (water, electric, gas pipeline, etc.) and other heavy construction projects. These construction companies have different demands and needs from the general construction business.

     BGIS's software programs were designed by individuals with experience in the financial accounting, crew, equipment and materials management aspects of highway and heavy civic/utility construction companies with a view toward the problems and issues which are confronted on a day-to-day basis by the financial accounting personnel and management of such companies. The Company's latest program, titled "StreetSmarts," has been developed by a third party to the specifications of BGIS and is exclusively licensed to BGIS. StreetSmarts is a material advancement from the previously marketed program of BGIS, ManageMateTM, adding new features and functions, including popular pop-up windows and menus, color screens, on-line help and graphics. Additionally, StreetSmarts has been designed to be simpler to use than ManageMate and is capable of being run on most personal computers.

     Products and Services StreetSmarts is modular in design, allowing customers
     ---------------------
to choose which modules to acquire based upon their specific needs and to add additional modules based upon growth and/or changing work requirements. A typical customer in the course of a construction project must be involved with the bidding process, acquisition and location of materials and equipment (including purchasing, leveraging and amortizing), arrangements to have such materials delivered on a timely basis, various union rules regarding functions and payment scales for employees, making of proper multi-union, multi-jurisdictional deductions and benefit contributions/deductions, allocation of job costs and equipment and product costs, verification of purchase orders, payments and receipt of funds and the correct posting to the general ledger, and other matters, all with various individuals entering or retrieving data. StreetSmarts is designed to carry out such functions in a "user-friendly" manner.

     When selling licenses to the software, BGIS also enters into an annual support agreement with the customer. Under this arrangement, the customer is entitled to a specified monthly amount in telephone support/inquiry time, an annual amount of training time and free warranty software repairs and updates. Under the support agreement, the customer agrees to keep current, through releases/updates, its software acquired from BGIS (which releases/updates are separately invoiced to the customer) and pays, at the published rate, for all support and training time above the specified monthly/annual quotas (the monthly/annual quotas cannot be accumulated and rolled-over from one period to the next). All support agreements provide for automatic renewal. BGIS currently provides active support services for approximately 120 customers. For the 1995 Fiscal Year and 1994 Fiscal Year, BGIS derived approximately $679,980 and $629,000, respectively, from its support services.

     BGIS also provides consulting services to its customers whereby it will observe how a customer utilizes its software programs and then make suggestions to the customer on more efficient and complete utilization of the customer's software program. Such suggestions not only improve customer relations but also may result in additional sales.

     BGIS holds all rights to market and sell end user licenses to StreetSmarts and ManageMate. However, the estimating module of ManageMate was created by a third party and is licensed to BGIS on an exclusive basis with BGIS paying a royalty for each such module licensed to an end user. StreetSmarts was written for BGIS by an affiliate of the entity which owns the estimating module. StreetSmarts is being licensed to BGIS on an exclusive basis with BGIS paying a royalty for each end user license sold.

     BGIS acts as an authorized dealer of computer hardware and other software programs (e.g., IBM RISC System 6000, operating systems, database management systems, spread sheet and word processing programs, etc.) for use in connection with or ancillary to its software programs. However, gross margins on hardware have been reduced significantly in the past two years, and a number of customers have found it less expensive to acquire hardware directly. Due to such factors, BGIS has seen its revenues from hardware sales reduced and expects such revenues and gross margins to further decline in the current fiscal year. BGIS relocated in October 1994 from Chicago and operates from the Company's headquarters in Pompano Beach, Florida.

DPC/INTERNATIONAL BUSINESS SOLUTIONS, INC.

     DPC/International Business Solutions, Inc. ("IBS") markets B.A.B.I., a computer software applications program, which is capable of processing multi-lingual, multi-currency financial, accounting and tax information. IBS has developed a global reputation in multi-national accounting and financial software, as evidenced by the installation of B.A.B.I. in twenty countries and by its growing list of customers, including several Fortune 100 companies.

     Products and Services The B.A.B.I. proprietary software (the trade name
     ---------------------
which was derived from an abbreviation of "Boolean Algorithm Business Interpreter") has the flexibility required to handle multiple languages, currencies, statutory rules and regulations, throughout the different financial modules of the programs. This capability allows B.A.B.I.'s multi-national users to have their subsidiaries/divisions report or otherwise account for their respective operations in the local language and currency (e.g., German subsidiary/division would input information in German utilizing Deutsche Marks, while a French subsidiary/division would input information in French utilizing French Francs). Local tax and other laws and regulations, as well as such country's accepted accounting policies and procedures (including Value Added Taxes and the ability to depreciate and amortize assets), are capable of being incorporated into the customer's software program. The user could then readily display and print data in either the originally inputted language and currency or another previously customer-programmed language and currency. Thereafter, as the need arises to provide consolidated information, all localized data can be converted and combined in accordance with the language, currency statutory rules and regulations specified. The computer processes data in the local language and currency, as well as simultaneously creating "shadow" files in all other programmed languages and currencies (with such other applicable laws and requirements). By entering financial information once, a number of sets of financial records are created in an extremely efficient manner with lower computer hardware overhead. When needed, a shadow file (or portions thereof) can be quickly brought onto the computer screen or printed by use of a few simple commands. For example, with the use of B.A.B.I. software, a sale by a subsidiary in Italy to a French customer can be noted in the local language, Italian, with the invoice printed in French and with a simultaneous consolidation into its corporate headquarters in England books in English with the use of British Pounds and conforming to the tax laws and accounting principles of England.

     The latest version of the software program includes "user-friendly" functions such as pop-up menus, windows, field-level help screens, security codes, as well as the latest international financial standards, and such functions as allocations, statistical accounting, budgeting and hyperinflation accounting.

     IBS also licenses distribution modules (i.e., order entry, purchasing, inventory and sales analysis) for use by its customers. IBS pays a third party a royalty based upon revenues derived from IBS's distribution modules.

     IBS does not provide the local tax and other laws or specific countries' accounting requirements. Rather, during the initial installation (and at later dates as may be necessary due to changes in such laws and requirements), the user follows step-by-step instructions to install such data. Accordingly, IBS does not give tax, legal or accounting advice, as it is the customer who determines which laws and requirements are applicable to them.

     IBS usually enters into a software maintenance and support agreement with its customers, providing for specified levels and amounts of support and maintenance services. There have been approximately 38 installations of the B.A.B.I. programs. IBS currently provides active support services for approximately 25 customers. For the 1995 Fiscal Year and 1994 Fiscal Year, IBS derived approximately $394,440 and $240,000, respectively, from its support services.

     In an effort to reduce operating costs, IBS no longer maintains a satellite office in Brussels, Belguim and operates directly from the Company's headquarters in Pompano Beach, Florida.

SALES, MARKETING AND DISTRIBUTION

     The Software Companies market their software through in-house staff, consultants/agents and dealers and by advertising in trade publications, telemarketing campaigns and participation at industry trade shows. A Software Company employee will meet with a potential customer to ascertain their needs and explain the functions of each program and how the modules interface with other modules of the subject program. Each software program is capable of being customized to perform specified functions in the manner required by the customer. Thus, rather than being generally available, off-the-shelf, mass marketed software where the functions are fixed and the user works within the parameters of the software, the software can be tailored to each customer's unique needs and requirements.

     Due to the nature of the Software Companies' products, no software inventory is maintained, rather the individual programs are generated at the time of licensing from a master tape maintained by each of the Software Companies and such generated program is then customized to meet the requirements of the customer (e.g., industry specific tasks, corporate specific methods and functions, etc.). Price of an individual program is based upon such customization requirements, other services performed, the number of sites where the program will be installed/licensed and other competitive factors.

STRATEGIC ALLIANCES

     The Software Companies are building strategic alliances with other companies, such as Systems Builder Technologies, Cheetah Integrated Systems, Sarte Teodoro & Associates, UniData, VMark, Pick Systems and others to allow IBS and BGIS, to utilize the expertise of the Software Companies in bundling applications programs and interfacing multiple databases for the specific needs of its customers.

COMPETITION

     The Software Companies compete with a vast number of software producers, from companies with mass appeal, general business and accounting programs that can be purchased at retail stores to programs specifically directed to the intended StreetSmarts and B.A.B.I end users, the highway and heavy civic/utility construction industry and multi-national corporations. The Software Companies compete with respect to price of their initial systems (both software and hardware), ability and functions of their programs, the types of computer hardware on which the programs will operate, and the price and quality of support services. Many of such competitors are much larger than the Software Companies, have greater marketing apparatus available to them, have larger sales staffs and market a number of different accounting programs, of which one or two of their respective programs may compete directly with StreetSmarts and B.A.B.I. software.

     As the entry barriers to the accounting software industry are generally easy to overcome, the Software Companies are continuously competing with new companies. However, the Software Companies focus their resources into specific markets which management believes will help the companies to achieve greater market acceptance, leadership recognition, and client satisfaction.


                    PATENTS AND INTELLECTUAL PROPERTY RIGHTS


     The Company has a number of United States and foreign patents primarily for telephony related devices and their application to the home monitoring business. These patents expire between 1997 and 2008. In addition, in settlement of patent litigation, the Company has entered into a license agreement for the use of certain patents related to its home monitoring device.

     The Company's ability to compete effectively may be materially dependent upon its existing patents and the issuance of additional patents in the future. Further, there can be no assurance that any of the Company's present or future patents, if any, would be upheld or found to be infringed upon if litigated. Furthermore, the fact that the Company's present patents may cover certain of its products may not avoid duplication of such products by third parties without infringement of such patents by designing around the patented aspects thereof.

     The Company uses proprietary and copyrighted software which it has developed or licensed in its hardware and software products including its AVAIL software and the products of its software companies. Such software is protected by trade secret and/or copyright rules. Despite such protection it may be possible for competitors or end users to copy aspects of the software or duplicate the functionality of the software or otherwise obtain information which the Company regards as a trade secret.

     Because of the rapid pace of technological changes in the industries in which it competes, the Company believes that trade secret and copyright protection are less significant to its competitive positions than factors such as the knowledge, ability and experience of the Company's personnel, new product development, frequent product enhancements, name recognition and the quality of its support services. However, any infringement upon the Company's proprietary rights in its software could adversely affect the amount of revenues derived from such software programs.

     The Company believes that its proprietary rights with respect to its software do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims in the future. If such third party infringement claims were upheld, the Company could be held liable for damages, be required to license such rights on terms unfavorable to the Company and/or be prohibited from marketing the programs utilizing such infringed rights. Additionally, there can be no assurance that the Company's current or future intellectual property rights would be upheld or would such rights protect the Company from others who design around the copyrighted aspects of its software.

                                    EMPLOYEES

     At June 1, 1995, the Company employed a total of 65 persons, none of whom are represented by a union. Of these employees, 9 were employees of Digital Products Corporation, 32 of DPCMSI and 24 of the Software Companies.

ITEM 2:   PROPERTIES.

     In July 1991, the Company executed a ten-year lease with an unrelated third party for an approximately 43,600 square foot free-standing, one story building in Pompano Beach, Florida, to serve as its corporate headquarters and production, warehouse and service bureau facility. As a result of staff reductions and management's decision to sub-contract the manufacture of the Company's monitoring equipment, the Company and the landlord agreed in May 1995 to amend the terms of the lease to reduce the amount of the leased premises to approximately 18,300 square feet. The rental payments for the facility were reduced in connection with such agreement. The present monthly base rent under the lease is approximately $9,529. The base rent increases annually up to $11,434 per month during years nine and ten of the lease. In addition to the base rent, the Company pays approximately $3,638 per month for tenant improvements, $405 per month for reimbursement of a demising wall and a monthly amount of $4,538 representing the unpaid rental arrearage accrued during the negotiation of the reduction in the leased premises. In addition, the Company pays all operating expenses of the building, including real estate taxes, insurance and maintenance, as well as a proportion of the common charges assessed on properties within the commercial development in which the building is situated. Such real estate taxes, insurance, maintenance and common charges presently approximate $4,500 per month.

ITEM 3:   LEGAL PROCEEDINGS.

     Except as set forth below, the Company and its property are not a party or subject to any other material pending legal proceedings other than ordinary routine litigation incidental to its business:


     (a) As previously reported, the Company was a party to an action commenced in the United States District Court, Southern District of Florida, titled Bank
                                                                          ----
of Ohio and Leasing Services, Inc. v. Digital Products Corporation, Ron Cochran,
--------------------------------------------------------------------------------
Broward County, Florida, Nick Navarro and Samuel A. Price. On June 16, 1995, the
----------------------------------------------------------
matter was settled by the parties and mutual releases were signed.

     (b) On March 23, 1994, the Company was served with a complaint in an action brought in the Passaic County (New Jersey) Superior Court, titled Patricia
                                                                  --------
Major, individually and as Administratrix, v. Aarguard International Detective
------------------------------------------------------------------------------
Agency, Inc.; Computerized Surveillance System, Inc.; Digital Products
----------------------------------------------------------------------
Corporation; New Jersey Department of Corrections; New Jersey Bureau of Parole;
-------------------------------------------------------------------------------
Riverview Towers Settlement II, Inc.; State of New Jersey, et al. pending in the
----------------------------------------------------------------
Superior Court, Passaic County, New Jersey, Docket No. L-1283-94. This action relates to an offender, under house arrest in New Jersey and wearing one of the Company's RF monitoring devices, who apparently tampered with and then removed the device. The offender has been charged with then leaving his house and committing an act that resulted in the death of an individual whose mother and estate are the plaintiffs in the action. Defendant Computerized Surveillance Systems, Inc. is a distributor of certain of the Company's electronic monitoring products and services. The plaintiff's claim against the Company is that the Company's equipment was defectively designed and manufactured and negligently installed. It is the Company's contention that the subject monitoring equipment functioned properly. The parties have exchanged written discovery and it is anticipated that depositions will begin shortly. There can be no assurance that the Company's defenses will prevail in this action; or, despite such defenses prevailing, the court will not find the Company otherwise liable for the damages caused by the monitored individual's act.

     (c) The Company has been named as a party in two lawsuits commenced in the Broward (Florida) County Circuit Court, the first on December 3, 1990 and titled Janet Vickers and Lester Vickers v. Hitek Community Control Corporation, and the
-----------------------------------------------------------------------
second on July 9, 1992 and titled Eileen C. George and Larry George v. Hitek
                                  ------------------------------------------
Community Control Corporation and State of Florida Department of Corrections, in
----------------------------------------------------------------------------
which it is alleged that an individual being monitored under a house arrest program by the Company's equipment was able to remove or otherwise avoid the control of the monitoring device, resulting in his ability to deceive authorities as to his whereabouts and allowing him to commit crimes against certain of the Plaintiffs in such actions. In each action, the amount of damages claimed (including those for loss of consortium) are not specified. These actions have been referred to the Company's insurance carrier. It is the Company's contention that the subject device performed as required. The George case has been set for trial in September 1995. Discovery is continuing to progress in the Vickers matter.

     (d) On July 2, 1993, an action was commenced against the Company in the Santa Clara County (California) Superior Court, titled Diablo Research
                                                       ---------------
Corporation v. Digital Products Corporation, for $250,503.29 plus interest, for
-------------------------------------------
an alleged breach of contract and for work, labor and service performed. In August 1994, this action was settled and the action was dismissed without prejudice.

     While the Company believes it has adequate coverage for any adverse verdict(s) rendered in the lawsuits discussed in (b) and (c), there can be no guarantee that a verdict will not exceed available insurance coverage. Further, an adverse verdict in any of these pending actions could produce negative publicity regarding the Company's monitoring equipment and services, which adverse publicity could affect future revenues.

ITEM 4:   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     The Company did not submit any matters to a vote of its security holders during the quarter ended March 31, 1995.

                                     PART II

ITEM 5: MARKET PRICE FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


Market Information
------------------

     The Company's Common Stock and the Class B Warrants are currently traded on the OTC Bulletin Board under the symbols "DIPC" and "DIPCZ", respectively. In October 1994, the Company's Common Stock, Class A Warrants and Class B Warrants were removed from The Nasdaq National Market. The Company's Class A Warrants expired by their terms on February 7, 1995.

     Set forth below is the range of high and low bid prices for shares of Common Stock for each full quarterly period within the Company's two most recent fiscal years, as derived from reports furnished by the National Association of Securities Dealers, Inc. The information reflects interdealer prices, without retail markups, markdowns, or commissions, and may not necessarily represent actual transactions.


                                   BID PRICES
                             -------------------
QUARTERS ENDED                HIGH         LOW


June 30, 1993               $5           $2-7/8
September 30, 1993          $3-5/8       $1
December 31, 1993           $2-5/8       $1-3/8
March 31, 1994              $1-7/8       $1-1/8

June 30, 1994               $1-3/8       $5/8
September 30, 1994          $7/8         $7/16
December 31, 1994           $3/4         $1/8
March 31, 1995              $7/16        $1/16


Holders
-------

     As of the close of business on May 15, 1995, there were 2,536 holders of record of Common Stock. The Company believes that there are 10,164 beneficial shareholders of the Common Stock.

Dividends
---------

     Since its inception in 1966, the Company has not paid any cash dividends on its Common Stock. However, the Company has, in the past, declared certain stock dividends. The Company has no present plans to pay any dividends, and it is unlikely that the Company will pay any dividends to its shareholders in the foreseeable future.

ITEM 6:   SELECTED FINANCIAL DATA.

     The following table sets forth a summary of selected financial information regarding the Company and its subsidiaries, consolidated, for its last five fiscal years ended March 31, 1995.

STATEMENT OF OPERATIONS DATA:

                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                               ---------------------------------------------------------
                                               YEAR ENDED MARCH 31
                                1995          1994           1993       1992      1991
                                ----          ----           ----       ----      ----

Revenues                      $10,837        $8,930         $8,915     $8,688     $4,107
Cost of revenues                5,712     10,03,994     6,9832,195
Net (loss)                     (2,547)      (11,908)        (6,716)      (767)    (1,906)
(Loss) per share                 (.23)        (1.17)          (.70)      (.11)      (.48)
Weighted average number
   of shares outstanding   10,995,498    10,146,026      9,530,319  6,755,624  3,994,605
Cash dividend per share         - 0 -          - 0 -           - 0 -     - 0 -      - 0 -



BALANCE SHEET DATA

                                                March 31
                               -------------------------------------------
                               1995      1994      1993    1992     1991

Working capital (deficiency)   $  (52)  $   129  $ 3,260  $21,593  $1,432
Total assets                    7,435    10,385   19,235   29,085   6,098
Long-term debt                  1,455       621      294      301   1,444*
Shareholders' equity            1,773     4,346   14,872   27,154   3,498


* Includes $1,444,000 of subordinated convertible debentures converted into Common Stock in June 1991.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS
---------------------

     The following table sets forth selected items from the Company's audited Statements of Operations for the years ended March 31, 1995, 1994, and 1993, as percentages of corresponding revenues and percentage increases
(decreases) in each such item from the prior periods.


                                         Years Ended March 31,
                         ----------------------------------------------------
                         Percent of Total Revenues        Increase/(Decrease)
                         -------------------------        -------------------
                                                         1995 vs        1994 vs
                            1995        1994     1993    1994           1993
                            ----        ----     ----    ----          -----


Revenues:
Sales:                      45.7%      32.2%     47.9%     72.3%         (32.7)%
  Rental:                   38.9       55.1      46.2     (14.5)          19.7
  Service and other:        15.4       12.7       5.9     (47.7)         114.1
                          --------     ----       ---     ------         -----
         Total:            100.0      100.0     100.0      21.4            0.2
Costs and expenses*:
  Sales:                    30.7       78.5      54.2     (32.6)          (2.6)
  Rental and other:         71.2      129.1     100.6     (46.4)          67.4
                           -----      -----     -----     ------          ----
         Total:             52.7      112.8      78.3     (43.3)          44.2

Gross margins*:
  Sales:                    69.3       21.5      45.8     453.9          (68.4)
 Rental and other:          28.7      (29.5)     (0.6)    196.0        (6553.8)
                           -----      ------     -----    -----        --------
         Total:             47.3      (12.8)     21.7     549.9         (159.0)

Operating expenses:         58.4       90.7      91.7     (21.9)          (0.9)

Research and development:    3.9        7.9       9.5     (39.5)         (16.0)

Operating (loss)           (15.1)    (111.4)    (79.5)    (83.6)          40.4

Other income (expense)      (8.4)     (21.9)      4.1     (53.3)        (631.0)

Net (loss)                 (23.5)    (133.3)    (75.3)    (78.6)          77.3

-------------------

* Percentages within the costs and expenses and gross margins categories have been computed based upon corresponding revenues.

1995 FISCAL YEAR COMPARED TO 1994 FISCAL YEAR
---------------------------------------------

     The net loss in the 1995 Fiscal Year is primarily attributable to the Company's Software Segment and non-operating expenses resulting from settlement of litigation within the Criminal Justice Segment and loss on the Company's investment in Primedex. Revenues in the 1995 Fiscal Year for the Criminal Justice Segment increased by approximately $1,245,000 a 20% increase, compared to the previous year and product related and operating costs decreased by approximately $3,742,000 over similar costs incurred in the 1994 Fiscal Year. Revenues in the 1995 Fiscal Year for the Software Segment increased by approximately $662,000 a 25% increase compared to the previous year and related costs and operating expenses increased by approximately $688,000 over similar costs incurred in the 1994 Fiscal Year.

REVENUES

     The Company's total revenues for the 1995 Fiscal Year were approximately $10,837,000 compared to $8,930,000 for the prior year, an increase of $1,907,000 or 21.4%. Revenues for the Criminal Justice Segment totaled $7,544,000 and 69.6% of total revenue, while the Company's Software Segment totaled $3,293 and 30.4%. Revenues generated by the Criminal Justice Segment increased $1,245,000 over the prior year, an increase of 19.8%. The increase in revenues is due to the Company's 1995 marketing and sales strategy to emphasize the outright purchase or lease/purchase of equipment. The Company intends to balance these purchases with specified term rental or rental agreements with shorter term contracts (pay per day) of monitoring equipment, which would ultimately benefit the recurring revenue stream in the future. The Software Segment also improved with an increase in revenues of $662,000 or 25.2%. The two Software Companies, BGIS and IBS, experienced increases in revenue over the previous fiscal year. BGIS's revenue totaled $2,178,000 with an increase of $227,000 or 11.6%, while IBS's revenue totaled $1,115,000 with an increase of $435,000 or 64.0%. Contributing to the overall increase in the Software Segment was the addition of installation of the B.A.B.I. software by major international and domestic customers of IBS in connection with the expansion of their international operations.

     Product Revenue. Product sales for the 1995 Fiscal Year totaled $4,954,000
     ---------------
with an increase over the prior year of $2,080,000 or 72.4%. The Criminal Justice Segment totaled $2,735,000 and represented 55.2% of the total product sales category. The Criminal Justice Segment showed gains compared to the previous years sales of $1,001,000 or an increase of $1,734,000 and 173.2%. The increase in performance by the Criminal Justice Segment was the result of the marketing efforts to focus on obtaining accounts whose procurement practices balance price and technology rather than low bids. Contributing to the increase in the product sales category were revenue increases in both companies making up the Software Segment. BGIS's product sales totaled $1,498,000 with an increase of $175,000 or an improvement of 13.2%. IBS also improved, with total product sales of $721,000, an increase of $171,000 and 31.1%. Together, the two Software Companies's revenues of $2,219,000 represented 44.8% of the total product sales for the 1995 Fiscal Year compared to 65.2% for the previous year.


     Rental & Monitoring Revenue. The combined categories of rental and
     ---------------------------
monitoring revenue totaled $4,212,000 for the 1995 Fiscal Year, decreasing from the previous year's sales of $4,924,000 or a variance of $712,000 and 14.5%. Rental and monitoring revenue represented 38.9% of the 1995 Fiscal Year total revenue compared to 55.1% for the prior year. Rental revenue for 1995 Fiscal Year totaled $2,128,000 compared to $2,259,000 for the previous year or a decrease of $131,000 and 5.8%. The Monitoring Center's revenue was also lower. Total monitoring revenue for the period totaled $2,084,000 compared to the prior year of $2,665,000 or a decrease of $581,000 and 21.8%. Due to increased price competition in the pay per day type contracts, and the Company's position towards pricing such contracts based upon true cost and other risk factors, the Company has accepted a smaller market share in exchange for a higher average price per day.

     Service Revenue. Service Revenue increased significantly for the year.
     ---------------
Revenues for the 1995 Fiscal Year totaled $1,671,000 versus the prior year of $1,132,000 or an increase of $539,000 and 47.6%. The Criminal Justice Segment posted revenues of $597,000 compared to a previous $374,000, resulting in a improvement of $223,000 for the year and an increase of 59.6%. The Company's position on low bid contracts and use of the AVAIL Software to provide agencies with additional information management data has helped increase the average price per day. The Software Segment also posted higher service revenues for the year with a total of $1,074,000, an increase of $316,000 and 41.7%. Both Software Companies also increased service revenues for the year. BGIS service revenue increased to $680,000 over the prior year's $629,000 or an increase of $51,000. IBS's total service revenue of $394,000 also exceeded the previous year's revenue of $129,000, an increase of $265,000 and 205.4%. Contributing to this increase was the addition of installation of the B.A.B.I software by major international and domestic customers of IBS in connection with the expansion of their international operations.

COSTS AND EXPENSES

     Product Costs. Total product costs for the 1995 Fiscal Year were $1,520,000
     -------------
compared to $2,255,000 for the previous year or a decrease of $735,000. As a percentage of product sales, product costs continued to decrease and ended the 1995 Fiscal Year at 30.7% versus 78.5% for the 1994 Fiscal Year. With product revenues increasing by $2,080,000 and product costs decreasing by $735,000 the true impact on the 1995 Fiscal Year net operating results was an improvement of $2,815,000. This is primarily the result of the charges recognized in 1994 pertaining to the inventory write-offs and the reserve for obsolescence. The Criminal Justice Segment product costs totaled $652,000 versus the previous year's cost of $1,193,000. Also affecting the reduction in costs was the Company's decision to move the manufacturing process to an outside vendor. Within the Software Segment, BGIS has seen its revenues from hardware sales reduced, decreasing costs as a percentage of sales. Total product cost for the Software Segment totaled $868,000 and 39.1% for the 1995 Fiscal Year compared to $1,062,000 and 56.7% for last year.

     Rental and Monitoring Costs. The total cost of the rental and monitoring
     ---------------------------
category approximated $1,858,000 and 44.1% of sales for the 1995 Fiscal Year, versus $6,133,000 and 124.6% for Fiscal 1994. The decrease in costs is due to reduction of maintenance cost and the retirement of Company owned devices in the rental inventory. Costs incurred during the 1994 Fiscal Year period for these issues were approximately $3,729,000. For the current year, the Company believes it has adequate reserves to cover costs of maintaining and retiring the balance of the certain devices over the next eighteen to twenty four months. The rental costs for the 1995 Fiscal Year totaled $753,000 and 35.4% compared to $4,503,000 and 199.3%.

     The monitoring costs for the 1995 Fiscal Year totaled 1,105,000 and 53.0% of sales, versus a cost of $1,630,000 and 61.2% for the 1994 Fiscal Year. Although monitoring revenues have declined for the current year, the efficiencies of management and the use of the AVAIL software placed in service contributed to the Company's ability to maintain the net results of the Monitoring Center.

     Gross Margin. Gross margins for the 1995 Fiscal Year improved
     ------------
significantly. The total gross margin for the Company approximated $5,125,000 and 47.3% of total revenue, compared to a negative ($1,141,000) and (12.8%). The Criminal Justice Segment contributed the majority of the increase with $4,698,000 and 62.3% Compared to the previous years loss or negative gross margin, resulting in an improvement of $6,087,000. This is a result of the benefits obtained by the Company transitioning out of the manufacturing process. The Software Segment was mixed with IBS continuing a loss of margin for the 1995 Fiscal Year at ($250,000) versus the prior year of ($122,000). BGIS improved its margin and reported $677,000 and 31.1% of revenue compared to $370,000 and 19.0% for the prior year.

     Operating Costs. Total operating expenses for the 1995 Fiscal Year were
     ---------------
$6,329,000 or 58.4% of revenue, compared to the 1994 Fiscal Year total of $8,102,000 and 90.7%. The Criminal Justice Segment totaled $4,498,000 and 59.6% compared to the previous year of $5,478,000 and 87.0%. The decline in operating costs reflect reductions in personnel and personnel related expenses.

     Operating expenses for the Software Segment also decreased during the 1995 Fiscal Year. Expenses totaled $2,299,000 or 69.8% of total revenue compared with $2,504,000 and 95.2% for the previous fiscal year. Operational charges for the Fiscal year 1995 include a write down of $466,000 for the amortization of software.

     Research and Development. Research and development expenses for the 1995
     ------------------------
Fiscal Year totaled $428,000 and 3.9% of total revenue, compared to the prior year's expenses of $708,000 and 7.9%. Included in the prior year's expenses was a settlement of $150,000 research and development work to a vendor. The 1995 Fiscal Year expenses relate to developmental work associated with new product and the Company's new manufacturing alliance. The Company's research and development focus continues towards providing state of the art software solutions and electronic personal monitoring devices within the Criminal Justice Segment. The research and developmental expenses by the Software Segment were immaterial.

     Other Income and Expense. Other expenses for the 1995 Fiscal Year totaled
     ------------------------
$915,000 or 8.4% of revenue as compared to $1,958,000 or 21.9% of revenue for the 1994 Fiscal Year. Contributing to these expenses were: $468,000 relating to the settlement of the Bank of Ohio litigation and related costs and expenses, interest expense of $199,000 offset by interest income of $37,000 and a write off for the sale of the Company's investment in Primedex shares of $250,000. The 1994 Fiscal Year was comprised of net interest income of $140,000 offset by expenses associated with the disposal of the Company's Metroplex subsidiary of $500,000, and the realization of the loss on Primedex Shares of $1,500,000.

     Other. At March 31, 1995, the Company had net operating loss carry
     -----
forwards of approximately $24,000,000 available to offset future income taxes payable expiring through the year 2010. The utilization of these loss carry forwards is limited under Section 382 of the Internal Revenue Code due to changes in the ownership of the Company, and is subject to an annual limitation based on a long-term tax exempt rate (see Note N to the Consolidated Financial Statements).

1994 FISCAL YEAR COMPARED TO 1993 FISCAL YEAR
---------------------------------------------

     The net loss in the 1994 Fiscal Year is primarily attributable to the Company's Criminal Justice Segment. As of March 31, 1994, the Company made a determination to dispose of its Metroplex subsidiary and had recorded an estimated loss on disposal of the subsidiary of approximately $500,000 in the 1994 Fiscal Year. Revenues in the 1994 Fiscal Year for the Criminal Justice Segment declined approximately $998,000, compared to the previous year, and product related and operating costs decreased approximately $253,000 over similar costs incurred in the 1993 Fiscal Year.

REVENUES

     The Company's total revenues for the 1994 Fiscal Year were approximately $8,930,000, compared to $8,915,000 for the 1993 Fiscal Year. Revenues for the Company's Criminal Justice Segment totaled approximately $6,299,000 for the 1994 Fiscal Year, a decline of $998,000 from the 1993 Fiscal Year. Metroplex, which was disposed of in June 1994, contributed no revenues in the 1994 Fiscal Year and insignificant revenues in the 1993 Fiscal Year. The overall decline in revenues in the Criminal Justice Segment in The 1994 Fiscal Year was attributable to intense price competition in the industry, budgetary constraints of governmental agencies adversely affecting the availability of funds for electronic monitoring equipment and services, as well as customers demanding terms which unfavorably impacted the Company's ability to record sales revenues. Revenues from the Company's Software Companies segment, comprised of BGIS and IBS, totaled approximately $2,631,000 in the 1994 Fiscal Year, compared to $1,618,000 in the 1993 Fiscal Year. IBS and BGIS, contributed approximately $680,000 and 1,951,000, respectively in revenue in the 1994 Fiscal Year.

     Product Revenue. Product sales for the Company's Criminal Justice Segment
     ---------------
totaled approximately $1,001,000 in the 1994 Fiscal Year, compared to product sales totaling $3,042,000 in the 1993 Fiscal Year, a decrease of $2,041,000, or 67.1%. The decline in product sales was primarily due to the Company recording approximately $440,000 in sales contract and sales type lease revenues in the 1994 Fiscal Year, compared with approximately $1,813,000 in the 1993 Fiscal Year. This segment continued to experience intense price competition, budgetary constraints of government agencies adversely impacting available funds for electronic monitoring, as well as customers demanding terms which unfavorably impact the Company's ability to recognize sales contract and sales type lease revenues and to accelerate the collection of cash through its use of third party financing sources.

     Product sales in the Company's Software Companies segment totaled approximately $1,873,000 in the 1994 Fiscal Year, compared to $1,231,000 in the 1993 Fiscal Year. IBS contributed approximately $550,000 in the sale of end user licenses of its B.A.B.I. financial software, and approximately $1,323,000 was contributed in product sales associated with BGIS' software and computer hardware.

     Rental and Monitoring Revenue. Rental Revenues in the 1994 Fiscal Year
     -----------------------------
totaled approximately $4,924,000, compared to $4,113,000 in the 1993 Fiscal Year, an increase of $811,000, or 19.7%. Revenues derived from the Monitoring Center totaled approximately $2,665,000 in the 1994 Fiscal Year, compared to $2,115,000 in the 1993 Fiscal Year, an increase of $550,000, or 26.0%. Rental Revenues derived from the Company's monitoring equipment totaled approximately $2,259,000 in the 1994 Fiscal Year, compared to $1,998,000 in the 1993 Fiscal Year, an increase of $261,000, or 13.1%.

     Service Revenue. In the 1994 Fiscal Year, Service Revenues totaled
     ---------------
approximately $1,132,000, compared to $529,000 in the 1993 Fiscal Year, an increase of approximately $603,000, or 113.9%. Service Revenues for the Criminal Justice Segment totaled approximately $374,000 in the 1994 Fiscal Year, compared to $142,000 in the 1993 Fiscal Year, an increase of $232,000, or 163.4%. Service Revenues from the Software Companies totaled approximately $758,000 in the 1994 Fiscal Year, compared to $387,000 in the 1993 Fiscal Year, an increase of $371,000, or 95.9%. Service Revenues associated with BGIS' software totaled approximately $629,000 in the 1994 Fiscal Year, compared to $270,000 in the 1993 Fiscal Year, an increase of $359,000, or 133.0%. Service Revenues in the 1993 Fiscal Year for BGIS, which was acquired in the 1993 Fiscal Year, third quarter, do not represent a full fiscal year. Service Revenues associated with IBS' financial software applications program totaled approximately $129,000 in the 1994 Fiscal Year, compared to $117,000 in the 1993 Fiscal Year.

COSTS AND EXPENSES

     Product Costs. Total product costs in the 1994 Fiscal Year totaled
     -------------
approximately $2,255,000, compared to $2,315,000 in the 1993 Fiscal Year. As a percentage of total revenue, total product costs represents 78.4% and 54.2% for such two fiscal years, respectively. Product costs for the Criminal Justice Segment totaled approximately $1,193,000, or 119.2%, of the segment's product sales in the 1994 Fiscal Year, compared to $1,999,000, or 65.7% of the segment's product sales in the 1993 Fiscal Year. The Company estimates that in the 1994 Fiscal Year it incurred approximately $625,000 charged to product costs in which costs were associated primarily with inventory write-offs totaling approximately $342,000, and product repair and warranty totaling approximately $283,000. The write-off of certain inventories as excess and/or obsolete resulted primarily from the Company's formal introduction of its more technologically advanced line of monitoring equipment in January 1994. Product costs for the Software Companies Segment, which includes costs for software applications programs and computer hardware sold in conjunction with the software programs, totaled approximately $1,062,000 in the 1994 Fiscal Year. As a percentage of revenue for this segment, corresponding product cost represents 56.7%. Product costs are affected by the mix of computer hardware sold along with applications software. Computer hardware typically carries a higher cost as a percentage of sales than does software applications programs.

     Rental, and Monitoring Costs. The total cost of rental, service and other
     -----------------------------
revenues in the 1994 Fiscal Year totaled approximately $7,815,000, compared to $4,668,000 in the 1993 Fiscal Year. As a percentage of total revenue for rental, service and other revenues, corresponding costs represented 129.1% and 100.6% for such two fiscal years, respectively.

     The Company incurred significant costs in its Criminal Justice Segment to maintain and retire certain Company-owned devices in its rental inventory. The Company incurred expenses of approximately $3,729,000 which were charged to cost of rental, service and other revenues, including the costs associated with the retirement of certain On Guard Plus monitoring devices totaling $1,173,000, the write-off of certain inventories originally purchased to build and maintain rental inventory totaling $1,045,000, and expenses incurred to repair and maintain the rental inventory totaling $1,511,000.

     The cost of operating the Company's Monitoring Center in the 1994 Fiscal Year totaled approximately $1,630,000, compared to $1,454,000 in the 1993 Fiscal Year, an increase of $176,000, or 12.1%. The increased costs were due primarily to increased amortization expenses associated with the capitalized AVAIL software used by the Monitoring Center placed in service in the fourth quarter of the 1993 Fiscal Year, and increased professional expenses primarily associated with maintaining the Monitoring Center network. Such increased costs were partially offset by lower employee related expenses primarily resulting from efficiencies gained from the Company's utilization of AVAIL.

     Gross Margins. Overall gross margins decreased to (12.8%) of revenues in
     -------------
the 1994 Fiscal Year, compared to 21.7% of revenues for the 1993 Fiscal Year. Gross margins on product sales were 21.5% in the 1994 Fiscal Year, compared to 45.8% in the 1993 Fiscal Year. Gross margins on rental, service and other revenues decreased significantly to (29.1%) of revenues in the 1994 Fiscal Year, compared to (0.6%) in the 1993 Fiscal Year. Gross margins in the 1994 Fiscal Year were adversely impacted by significant costs incurred by the Company in the Criminal Justice Segment to maintain and retire certain Company-owned monitoring devices in its rental inventory (see "Product Cost" and "Cost of Rental, Service and Other Revenue" above). Gross margins have also been affected by competitive selling prices and by the mix of products sold. Competitive factors may continue to affect future selling prices and margins in the future.

     Operating Costs. Total operating expenses for the 1994 Fiscal Year were
     ---------------
approximately $8,102,000, compared to $8,174,000 in the 1993 Fiscal Year, a decrease of $72,000, or 0.1%. Operating expenses for the Criminal Justice Segment totaled approximately $5,598,000 in the 1994 Fiscal Year, compared to $7,203,000 in the 1993 Fiscal Year, a decrease of $1,605,000, or 22.3%. In the 1994 Fiscal Year, this segment incurred approximately $120,000 in bad debt expense, compared to $1,972,000 in the 1993 Fiscal Year, a decrease of $1,852,000.

     The Company's Criminal Justice Segment incurred operating expenses in the 1994 Fiscal Year, net of bad debt expense, totaling approximately $5,478,000, compared to $5,231,000 in the 1993 Fiscal Year, an increase of $247,000, or 4.7%. Metroplex, which was acquired in the second quarter of the 1993 Fiscal Year (and, as of March 31, 1994, the Company made a determination to dispose of), incurred operating expenses of approximately $534,000 in the 1994 Fiscal Year. The Company incurred increases in professional services totaling approximately $397,000, a substantial portion of which were for legal expenses associated with defending a lawsuit initiated by a financial institution and a leasing company against the Company (see "Item 3. Legal Proceedings" above).
The Company incurred a $100,000 expense associated with settling a patent infringement suit. The Company also incurred increased amortization expense of approximately $63,000 associated primarily with the amortization of capitalized software. The Company benefited from reduced telephone expenses of approximately $267,000 (including one time discounts) as a result of negotiating a long-term agreement with its long distance carrier. The Company benefited from reduced employee-related expenses (salary, benefits and expense reimbursement) of approximately $214,000 as the Company continued to "right-size" its work force in relation to its revenue opportunities. The Company benefited from reduced other operating expenses of approximately $85,000 primarily related to lower insurance costs, including one-time reductions.

     Operating expenses for the Software Companies totaled approximately $2,504,000 in the 1994 Fiscal Year, compared to approximately $971,000 in the 1993 Fiscal Year, an increase of $1,533,000. Operating expenses for the segment in the 1994 Fiscal Year are not directly comparable to such expenses in the prior year because the 1993 Fiscal Year expenses do not represent a full year's activity, as IBS was acquired in the first quarter and BGIS was acquired in the third quarter of the 1993 Fiscal Year.

     Research and Development. Research and development ("R&D") expenses for the
     ------------------------
Criminal Justice Segment in the 1994 Fiscal Year totaled approximately $708,000, compared to $832,000 in the 1993 Fiscal Year, a decrease of $124,000, or 14.9%. Included in R&D expenses in the 1994 Fiscal Year is a charge of approximately $150,000 related to the settlement of an action initiated by a vendor of the Company. As part of the settlement, the vendor agreed to supply certain technologies and component parts to the Company under certain conditions. R&D expenses for the Software Companies were insignificant in the 1994 Fiscal Year and 1993 Fiscal Year.

     Other Income and Expenses. The Company earned interest income of
     -------------------------
approximately $167,000 in the 1994 Fiscal Year, compared to $546,000 in the 1993 Fiscal Year, a decrease of $379,000. The decline in interest income is due primarily to the reduction in excess cash available to invest in interest bearing accounts. The Company incurred interest expense of approximately $27,000 in the 1994 Fiscal Year, compared to interest expense of $97,000 in the 1993 Fiscal Year.

     In the 1994 Fiscal Year, the Company recorded a loss of $1,500,000 on its equity investment in 1,000,000 Primedex Shares and a loss of approximately $500,000 on the disposal of its Metroplex subsidiary which was sold in the first quarter of the 1995 Fiscal Year.

     Other. At March 31, 1994, the Company had net operating loss carry forwards
     -----
of approximately $20,000,000 available to offset future income taxes payable expiring through the year 2008. The utilization of these loss carry forwards is limited under Section 382 of the Internal Revenue Code due to changes in the ownership of the Company, and is subject to an annual limitation based on a long-term tax exempt rate (see Note N to the Consolidated Financial Statements).

     The Company's total non-domestically generated revenues, aggregated approximately $883,000 in the 1994 Fiscal Year, compared to $660,000 in the 1993 Fiscal Year, including $650,000 from the Software Companies Segment and $10,000 from the Company's Australian licensee. Such non-domestic revenues were not significant in the 1992 Fiscal Year.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     At March 31, 1995, the Company had a working capital deficiency of $52,000 as compared with working capital of $129,000 at March 31, 1994, a decrease of $181,000. In the past, the Company has obtained capital from various private equity placements, the public sale of its equity securities and various private debt placements. In February 1992, the Company sold in a public offering 1,995,000 Units, each Unit consisting of one share of Common Stock and two Warrants, resulting in net proceeds of $20,600,000 to the Company. In November 1993, the Company consummated a private placement of an aggregate 1,375,000 shares of its Common Stock for $1.00 per share providing $1,375,000 of equity.

     In November 1993, Acorn Venture Capital Corporation ("Acorn") loaned the Company $500,000 as evidenced by a $500,000 principal amount 10% Subordinated Convertible Note Due 1996 (the "Note"). The Note, which bears interest at 10% per annum payable semi-annually commencing in May 1994, is due in November 1996. The Note is convertible (in whole or part) into shares of the Company's Common Stock at the rate of one share for $1.50 of principal and/or accrued interest. Payment of the principal and interest on the Note is subordinated to all other debt of the Company, except such debt specifically made subordinate to the Note. In connection with the issuance of the Note, Acorn was granted a Warrant, expiring in November 1996 to purchase up to 750,000 shares of the Company's Common Stock at $2.00 per share. The Company has placed an estimated value of $75,000 on the Warrant issued to Acorn which has been recorded as a debt discount on the Note principal. The debt discount will be amortized ratably over the term of the Note.

     In April 1994, the Company realized approximately $2,250,000 from the sale of its entire investment in Primedex Health Services, Inc. At the time of the sale the Company recorded a loss on the sale of $250,000. (See Note H to the Consolidated Financial Statements.)

     Management believes that it will meet its working capital requirements in Fiscal 1996 through cash flow from operations and the use of various debt facilities. Described below are transactions that the Company expects will provide working capital to the Company.

     In November 1993, the Company entered into a receivables financing agreement with a financing corporation (the "FC"), whereby the FC agreed, at its sole discretion, to purchase certain receivables of the Company and advance the Company approximately eighty (80%) percent of such receivables purchased. In addition to the receivables financing agreement, as of March 31, 1995 the FC has committed a line of credit to the Company to borrow $400,000 for working capital with a payback period over 18 months. Under the receivables financing agreement, if the FC fails to collect such receivables directly from the Company's customers within approximately ninety days of invoice date of the receivables, then the Company is obligated, to repurchase the receivables from the FC or replace the receivables with others satisfactory to the FC. The Company records as a liability such receivables sold to the FC and relieves the liability upon notification from the FC that such receivables have been satisfactorily collected. In conjunction with these facilities the Company has granted the FC a continuing lien and security interest in all of the Company's accounts receivables and certain other assets of the Company. As of March 31, 1995, the Company has recorded a liability of approximately $399,000 to the FC. The Company has also obtained a commitment for an additional line of credit from another financing entity of up to $800,000 for equipment financing.

     The Company recognizes the substantial cash investment required to finance sales contract and sales type lease receivables. In the 1994 Fiscal Year, the Company utilized the services of three unrelated third party finance companies to finance a number of its sales type lease and sales contracts. The Company intends to continue to use third party financing sources to finance the sale and rental of equipment to its customers as a means to increase cash flow. In the 1994 Fiscal Year, the Company sold approximately $1,340,000 of sales type lease and long-term sales contract receivables to three unrelated third party finance sources. All of such receivables were financed on a non-recourse basis. In the past years the Company has financed many transactions on a full recourse basis. Accordingly, the Company has recorded a liability for these full recourse sales and will amortize this liability over the original payment terms (see Note J to the Consolidated Financial Statements.)

     As discussed, it is management's intent to continue to use third parties to finance additional lease receivables, however, no assurance can be given that such negotiations or other efforts of the Company will result in future sales of its receivables. The Company does not believe it is reliant upon any one source for future sales of its receivables. The failure by third party finance sources to collect receivables sold with full recourse to the Company would negatively impact the Company's cash flow. Further, the failure by a third party finance sources to collect a receivable sold on a non-recourse basis could negatively affect such third party's willingness to purchase receivables from the Company in the future, whether on a full recourse or non-recourse basis.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     Set forth below is a list of the consolidated financial statements being furnished in this Annual Report on Form 10-K, and their respective locations herein.
                                                                    BEGINS ON
ITEM     PAGE


Report of Independent Auditors..........................................F-1*

Consolidated Financial Statements

   Consolidated Balance Sheets...........................................F-2

   Consolidated Statements of Operations.................................F-3

   Consolidated Statements of Changes in Shareholders' Equity............F-4

   Consolidated Statements of Cash Flows.................................F-5

   Notes to Consolidated Financial Statements............................F-7

-----------------------------

*    Page F-1 follows page 41 to this Annual Report on Form 10-K.


ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

          None.

                              PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.


The directors and executive officers of the Company are as follows:

                                Principal Positions                     Director
         Name             Age   with the Company                         Since
         ----             ---   ----------------                         -----


Richard A. Angulo         41    Director, President, Chief Executive      1993
                                Officer
David J. Dell             49    Director, Vice President of Technology
                                and Organizational Development            1993
J.L. Winn                 34    Executive Vice President and
                                Director of Sales and Marketing
                                of BLR, Inc.                               n/a
John E. Dell              47    Director                                  1990
Michael F. Marino         48    Director                                  1992
Clinton L. Pagano, Sr.    67    Director                                  1992

     RICHARD A. ANGULO was named President and Chief Executive Officer of the Company in September 1993. Mr. Angulo first joined the Company in 1983 and was, since 1989, its National Director of Sales and Marketing. In the Company's fiscal year ended March 31, 1989, Mr. Angulo served as General Manager of the Company and made significant reductions in the Company's expenses. During his employment with the Company, Mr. Angulo was the leading force in the development of the Company's line of products and services directed to the house arrest industry, and has assisted hundreds of government agencies in implementing electronic monitoring programs.

     DAVID J. DELL, PH.D. has acted as the Company's Vice President of Technology and Organizational Development since October 1, 1994. For the prior twelve month period, Mr. D. Dell acted as a consultant to the Company. From 1989 to 1993, he was employed by F.N. Wolf & Company, investment bankers. In 1985, Mr. D. Dell founded Information Interface Institute, a publishing and management consulting firm serving the information industry. From 1980 through 1985, he was Director for Research Services for the Diebold Group, Inc., providing strategic planning assistance to hundreds of the world's largest users and vendors of information technology. While completing his doctorate, Mr. D. Dell ran an office for the State of New York promoting the global activities and awareness of the State's educational, non-profit and business institutions. He has written and edited numerous published articles and book-length studies on information technology and on international technology and business issues. Since 1984, he has served as Technology Advisor to the Information Management Committee of the Financial Executives Institute, an association of over 15,000 senior executives in North America. Mr. D. Dell served in the Peace Corps in India in 1967 and 1968, and received his Doctorate from the Department of Middle East Languages and Cultures at Columbia University. Mr. D. Dell is the brother of John E. Dell.

     J.L. WINN has acted as the Executive Vice President and Director of Sales and Marketing of the Company's BLR, Inc. subsidiary since September 1994. Mr. Winn first joined the BLR, Inc. subsidiary in 1983. During the early organizational stages, he served in sales, client services, and administrative roles. His most recent position was as National Sales Manager since 1989. In his dual roles, Mr. Winn is charged with directing the anticipated sales growth and managing the product development and administrative functions. Mr. Winn received his Bachelor's degree in Finance from Illinois State University.

     JOHN E. DELL is presently the Chairman of the Board of Beyond Design Corporation of Southern California. Beyond Design is presently in the business of designing, developing and marketing toys and games. Mr. J. Dell previously served as the Chairman of the Board of Directors of Capital Gaming International, Inc., which is a multi- jurisdictional gaming company with interests in various gaming projects, including Native American gaming management in several states and riverboat-dockside gaming developments on the New Orleans riverfront. Mr. J. Dell also served as a consultant to Capital Gaming until July 1993. From May 1992 through January 1994, Mr. J. Dell was Chairman of the Board of Directors of First Chesapeake, a publicly-held corporation engaged in the residential mortgage banking business. Mr. J. Dell has been an independent real estate investor since 1987, and is also active in providing merchant banking, venture capital and advisory services to various individuals and corporate entities. Mr. J. Dell is the brother of David J. Dell.

     MICHAEL F. MARINO, ESQUIRE is a partner in the law firm of Reed Smith Shaw & McClay, located in McLean, Virginia. Mr. Marino also serves as a director of Beyond Design Corporation and First Chesapeake Financial Corporation.

     COLONEL CLINTON L. PAGANO, SR. (retired), was the Superintendent of the New Jersey State Police from 1975 to 1990, during the tenures of two New Jersey Governors. During 1990 and 1991, Col. Pagano was Director of the New Jersey Division of Motor Vehicles, a position he was appointed to by a third New Jersey Governor. Col. Pagano has over 35 years of law enforcement experience, including the implementation in New Jersey of a coordinated state and Federal organized crime control program. During his tenure as Superintendent of the New Jersey State Police, Col. Pagano was the State Director of Emergency Management, a Federal crisis management program and was also responsible for developing and implementing various security programs for the New Jersey Sports and Exposition Authority. Col. Pagano serves as a director and Executive Vice-President for Compliance of Capital Gaming International, Inc.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

         Based solely on a review of Forms 3 and 4, and any amendments thereto, furnished to the Company pursuant to Rule 16a-3(e) promulgated under the
Securities Exchange Act of 1934, as amended, and written representations that no Forms 5 were required, the Company believes that, with respect to the 1994 Fiscal Year, all Section 16(a) filing requirements applicable to its executive officers and directors and those beneficial owners of more than ten percent of any class of the Company equity securities were timely complied with.

ITEM 11.  EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation paid by the Company during the three years ended on March 31, 1995, to the Chief Executive Officer of the Company, and all other executive officers of the Company, or any of its subsidiaries, at March 31, 1995, who received total annual salary and bonus in excess of $100,000 during the 1994 Fiscal Year (collectively, "Named Executive Officers").


                                                                                 Long-Term
                                                Annual Compensation             Compensation
                                           -------------------------------      ------------

Name and                   Year Ended                         Other Annual      Stock      All Other
Principal Position           March 31      Salary     Bonus   Compensation     Options   Compensation
------------------------------------------------------------------------------------------------------------


Richard A. Angulo,             1995     $112,500      -0-     $15,958(2)     500,000(3)     -0-
President and Chief            1994     $ 80,385   $45,153(4) $15,958(2)     500,000(5)     -0-
Executive Officer(1)           1993          n/a       n/a           n/a           n/a      n/a


David J. Dell,                 1995     $120,000      -0-          -0-      100,000(7)      -0-
Vice President                 1994          n/a       n/a          n/a           n/a       n/a
of Technology and              1993          n/a       n/a          n/a           n/a       n/a
Organizational Development(6)
-------------------------------


(1) Mr. Angulo was appointed as the Company's President and Chief Executive Officer on September 30, 1993.

(2) Consists of car expenses and payment of medical insurance premium for immediate family members not afforded other employees.

(3) In August 1994, options to purchase an aggregate 500,000 shares of Common Stock, all with a per share exercise price of $4.00, were repriced with options to purchase an aggregate 500,000 shares of Common Stock all with a per share exercise price of $1.50.

(4) Consists of sales commissions earned while serving as the Company's National Director of Sales and Marketing.

(5) In September 1993, options to purchase an aggregate 282,000 shares of Common Stock (including options to purchase 200,000 shares granted in June 1993), at a weighted average per share exercise price of $8.661, were repriced with options to purchase an aggregate 130,284 shares of Common Stock, all with a per share exercise price of $4.00. These repriced options are included in the options to purchase 500,000 shares so listed in the Summary Compensation Table.

(6) Mr. Dell was appointed as the Company's Vice President of Technology and Organizational Development on October 1, 1994.

(7) In August 1994, options to purchase an aggregate 100,000 shares of Common Stock, all with a per share exercise price of $4.00, were repriced with options to purchase an aggregate 100,000 shares of Common Stock all with a per share exercise price of $1.50. In December 1994, these same options to purchase an aggregate 100,000 shares Common Stock, all with a per share exercise price of $1.50, were repriced with options to purchase an aggregate 100,000 shares of Common Stock all with a per share exercise price of $1.00.

OPTION GRANTS IN THE 1994 FISCAL YEAR

     The following table sets forth information with respect to options granted to each of the Named Executive Officers during the 1994 Fiscal Year (including options repriced during the 1994 Fiscal Year).


                    Number of  Percentage of
                     Shares    Total Options                               Potential Realized Value At
                   Underlying   Granted to                                 Assumed Rates of Stock Price
                    Options    Employees In    Exercise    Expiration   Appreciation for Option Term(1)
                                                                        -------------------------------
Name                Granted     Fiscal Year     Price           Date        5%          10%
-------------------------------------------------------------------------------------------------------
Richard A. Angulo   4,620(2)       .77%         $1.50          3/1/97       $0          $0
                      924(2)       .15%         $1.50          3/1/01       $0          $0
                    9,240(2)      1.54%         $1.50        10/15/01       $0          $0
                   92,400(2)     15.40%         $1.50          6/3/97       $0          $0
                   23,100(2)      3.85%         $1.50          6/8/99       $0          $0
                  369,716(2)     61.62%         $1.50         9/29/98       $0          $0

David J. Dell      50,000(2)(3)  8.335%         $1.00        12/12/99       $0          $0
                   50,000(3)     8.335%         $1.00        12/12/99       $0          $0

---------------------

(1) Calculated as the product of (a) the difference between (i) the product of the per-share market price at the time of grant and the sum of 1 plus the adjusted stock price appreciation rate (the assumed rate of appreciation compounded annually over the term of the option and (ii) the per-share price of the option, and (b) the number of securities underlying the grant at fiscal year-end.

(2) The options indicated were repriced on August 19, 1994 from an exercise price of $4.00 per share to an exercise price of $1.50 per share. On August 19, 1994, the per share market price (i.e. closing sale price) was $.5625.

(3) The options indicated were repriced on December 13, 1994 from an exercise price of $1.50 per share to an exercise price of $1.00 per share. On December 13, 1994, the per share market price (i.e. closing sale price) was $40625.

OPTIONS EXERCISED AND REMAINING OUTSTANDING

         The following table sets forth information with respect to options exercised by each of the Named Executive Officers during the 1994 Fiscal Year.


                                                                                              Value of Unexercised
                                                        Number of Unexercised                     In-The-Money
                                                        Options at March 31, 1995             at March 31, 1995
                                                        -------------------------             -----------------
                      Shares Acquired
Name                    On Exercise    Value Realized   Exercisable      Unexercisable      Exercisable  Unexerciseable
-----------------------------------------------------------------------------------------------------------------------
Richard A. Angulo       0                  0            481,520            18,480                $0             $0

David J. Dell           0                  0            100,000               0                  $0             $0


DIRECTORS' REMUNERATION

     Each director not otherwise a full-time employee of the Company, receives $500.00 for each meeting of the Board of Directors, or committee thereof, which they attend, along with the reimbursement of their reasonable expenses incurred on the Company's behalf.

EMPLOYMENT CONTRACTS

     As of July 3, 1995, Richard A. Angulo, President and Chief Executive Officer of the Company, entered into a five year employment agreement with the Company providing for an annual salary of $150,000. Mr. Angulo is eligible to receive an annual bonus, payable quarterly in cash or shares of Common Stock of the Company, based on the net profit of the Company. Under the terms of the agreement, Mr. Angulo is entitled to receive 200,000 shares of Common Stock of the Company. Pursuant to the terms of the agreement, Mr. Angulo is required to obtain a $1 million key man life insurance policy payable to the Company as a beneficiary and Mr. Angulo is permitted to obtain a separate life insurance policy payable to his designated beneficiaries. The Company is obligated to pay the premium expenses for both life insurance policies. Mr. Angulo's employment agreement provides that it may only be terminated for cause as defined in the agreement.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     The Company's Executive Compensation Committee consists of John E. Dell and Michael F. Marino, with one seat on the Committee currently vacant. Neither Messrs. J. Dell or Marino are officers or employees of the Company, nor have they served in such capacities in the past. No executive officer of the Company served as a director or member of the compensation committee (or group performing similar functions) of another entity, one of whose executive officers served on the Executive Compensation Committee or as a director of the Company.

     Set forth below is a description of transactions or relationships involving the Company and either such present Executive Compensation Committee members or entities in which such Executive Compensation Committee members or their respective family members were officers, directors or beneficial holders of 5% or more of such entities' voting securities since April 1, 1994:

     (a) On August 19, 1994, the Board of Directors approved a replacement of stock options held by certain executive officers and directors of the Company having a per share exercise price of $4.00 per share, which were in excess of the market value of the Company's Common Stock at that time, and replaced such options with new options having an exercise price of $1.50. The vesting provisions and expiration dates of the replacement options remained the same as the original options. The closing sale price for a share of common stock on August 19, 1994 was $.5625. Set forth below is information with respect to the options held by Messrs. John Dell and Michael Marino which were repriced.

                     Number of Shares              Expiration Date of
Name of Optionee     Underlying Option Repriced    Option at Time of Repricing
----------------     --------------------------    ---------------------------
John E. Dell                138,600                           8/1/95
                            346,500                           6/3/97
                             50,000                          9/29/98
Michael F.  Marino           20,250                           6/3/97
                             50,000                          9/29/98


     (b) On August 19, 1994, options to purchase 50,000 shares of Common Stock were granted to Michael F. Marino. All such options were granted at the exercise price of $1.50 per share, exercisable during the period from August 19, 1995 through August 18, 1999. On August 18, 1994, the closing sale price of a share of Common Stock was $.5625.

     (c) On December 13, 1994, the Board of Directors approved a further repricing of certain stock options held by certain executive officers and directors of the Company having an exercise price of $1.50 per share, which were in excess of the market value of the Company's Common Stock at that time, and replaced such options with new options having an exercise price of $1.00. The vesting provisions of the replacement options remained the same as the original options and the expiration dates were amended to five years from the replacement date. The closing sale price for a share of Common Stock on December 13, 1994 was $.40625. Set forth below is information with respect to the options held by Michael F. Marino which were repriced.


                                                Expiration Date of       New
                         Number of Shares         Option at Time      Expiration
Name of Optionee    Underlying Option Repriced     of Repricing          Date
----------------    --------------------------   ----------------     ----------
Michael F. Marino              20,250                 6/3/97           12/12/99
                               50,000                9/29/98           12/12/99
                               50,000                8/18/99           12/12/99

ITEM 12.              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                      MANAGEMENT.


         Set forth in the table below is information concerning the ownership, as of the close of business on June 20, 1995, of the Common Stock by (i) each person who was known by the Company to be a beneficial owner of more than 5% of the Common Stock; (ii) by all directors; (iii) by each of the Named Executive Officers, and (iv) by all directors and executive officers of the Company as a group.

                                 Amount and Nature of   Percent of
Name                             Beneficial Ownership   Class(1)
------------------------------------------------------------------------------

Hibbard Brown & Company, Inc.        1,338,517(2)        12.18
50 Broadway
New York, NY  10004

Richard A. Angulo                    1,136,140(3)         9.90

David J. Dell                          100,000(4)          0

J.L. Winn                               10,000             *

John E. Dell                         1,025,627(5)         8.90

Michael F. Marino                      120,250(6)         1.08

Clinton L. Pagano, Sr.                 132,340(7)         1.19

All Directors and Executive
Officers As A Group (5 persons)      2,524,357(8)        20.42
-----------------------
*         Less than 1%.
(1) Percentages do not take into account the Company's 40,061 treasury shares.
(2) Based upon a Schedule 13G filed by Hibbard Brown & Company, Inc. ("Hibbard") in September 1993. Includes 836,043 shares underlying options held by Hibbard, which options are exercisable within the next 60 days.
(3) Includes 486,140 shares which Mr. Angulo has the option to acquire within the next 60 days. Does not include 13,860 shares underlying options held by Mr. Angulo which are not exercisable within the next 60 days.
(4) Includes 100,000 shares which Mr. D. Dell has the option to acquire within the next 60 days.
(5) Includes 535,100 shares which Mr. J. Dell has the option to acquire within the next 60 days. The address for Mr. J. Dell is c/o Digital Products Corporation, 800 N.W. 33rd Street, Pompano Beach, Florida 33064.
(6) Includes 120,250 shares which Mr. Marino has the option to acquire within the next 60 days.
(7) Includes 132,340 shares which Col. Pagano has the option to acquire within the next 60 days.
(8) Includes the 1,373,830 shares underlying the options set forth in notes (2), (3), (4), (5), and (6) above, all of which are exercisable within the next 60 days. Does not include the 13,860 shares underlying the options set forth in note (3) above.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Set forth below is a description of certain transactions since April 1, 1994 between the Company and its directors, executive officers and beneficial owners of five percent or more of the outstanding Common Stock, as well as certain business relationships between the Company and its director.

     (a) On August 19, 1994, the Board of Directors approved a replacement of stock options held by certain executive officers and directors of the Company having a per share exercise price of $4.00 per share, which were in excess of the market value of the Company's Common Stock at that time, and replaced such options with new options having an exercise price of $1.50. The vesting provisions and expiration dates of the replacement options remained the same as the original options. The closing sale price for a share of common stock on August 19, 1994 was $.5625. Set forth below is information with respect to the directors and executive officers whose options were so repriced.

                       Number of Shares            Expiration Date of
Name of Optionee       Underlying Option Repriced  Option at Time of Repricing
----------------       --------------------------  ---------------------------

Richard A.  Angulo                4,620                        3/1/97
                                    924                        3/1/01
                                  9,240                      10/15/01
                                 92,400                        6/3/97
                                 23,100                        6/8/99
                                369,716                       9/29/98
David J. Dell                    50,000                       9/29/98
John E. Dell                    138,600                        8/1/95
                                346,500                        6/3/97
                                 50,000                       9/29/98
Michael F.  Marino               20,250                        6/3/97
                                 50,000                       9/29/98
Col. Clinton L. Pagano            9,240                        2/3/02
                                 23,100                        6/3/97
                                 50,000                       9/29/98

     (b) On August 19, 1994, options to purchase shares of Common Stock were granted to the directors listed below, in the amounts set forth opposite their respective names. All such options were granted at the exercise price of $1.50 per share, exercisable during the period from August 19, 1995 through August 18, 1999. On August 18, 1994, the closing sale price of a share of Common Stock was $.5625.

                                                Number of Shares
Name of Optionee                                Underlying Option
----------------                                -----------------

David J. Dell                                   50,000
Michael F. Marino                               50,000
Col. Clinton L. Pagano                          50,000

     (c) On December 13, 1994, the Board of Directors approved a further repricing of certain stock options held by certain executive officers and directors of the Company having an exercise price of $1.50 per share, which were in excess of the market value of the Company's Common Stock at that time, and replaced such options with new options having an exercise price of $1.00. The vesting provisions of the replacement options remained the same as the original options and the expiration dates were amended to five years from the replacement date. The closing sale price for a share of Common Stock on December 13, 1994 was $.40625. Set forth below is information with respect to the directors and executive officers whose options were so repriced.


                                                       Expiration Date of
                        Number of Shares                      Option
Name of Optionee        Underlying Option Repriced     at Time of Repricing        New Expiration Date
----------------        --------------------------     --------------------        -------------------

David J. Dell                       50,000                     9/29/98                    12/12/99
                                    50,000                     8/18/99                    12/12/99
Michael F. Marino                   20,250                      6/3/97                    12/12/99
                                    50,000                     9/29/98                    12/12/99
                                    50,000                     8/18/99                    12/12/99
Col. Clinton L. Pagano               9,240                      2/3/02                      2/3/02
                                    23,100                      6/3/97                    12/12/99
                                    50,000                     9/29/98                    12/12/99
                                    50,000                     8/18/99                    12/12/99




     The Company believes that the transactions described in this Item 13 were fair to the Company and were as favorable to the Company as those which it might have obtained from non-affiliated third parties, given the circumstances under which such transactions were proposed and effectuated.

                                     PART IV

14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

     (a) The following financial statements and supplementary financial information are filed as part of this Annual Report on Form 10-K:

     1.   Financial Documents                                     Location
          ----------------------------------------------------------------

          Report of Independent

          Auditors....................................................F-1*

          Consolidated Balance

          Sheets......................................................F-2

          Consolidated Statements of

          Operations..................................................F-3

          Consolidated Statements of Shareholders'

          Equity......................................................F-4

          Consolidated Statement of Cash

          Flows.......................................................F-5

          Notes to Consolidated Financial

          Statements..................................................F-7


     2.   Financial Statement Schedules**                       Location
          --------------------------------------------------------------


         Report of Independent Auditors
            with Respect to Schedules................................F-23

         VII - Valuation and Qualifying Accounts.....................F-24


----------------

*    Page F-1 follows page 41 to this Annual Report on Form 10-K.

**   All other schedules are either inapplicable or not required under the instructions to Form 10-K's Item 14.

    (b) The Company did not file any Current Reports on Form 8-K during its fourth fiscal quarter ended March 31, 1995.

         (c) The following list sets forth the applicable exhibits (numbered in accordance with Item 601 of Regulation S-K) required to be filed with this Annual Report on Form 10-K:

Exhibit
Number   Title                                                         Location
-------------------------------------------------------------------------------

3(a)     Articles of Incorporation, as amended1                        Ex. 3(a)
3(b)     By-Laws, as amended1                                          Ex. 3(b)
4(a)     Form of Common Stock Certificate, $.025 par value2            Ex. 4(a)
4(b)     Form of Class B Public Warrant1                               Ex. 4(d)
4(c)     Form of Warrant Agreement with American Stock
          Transfer and Trust Company, with respect to
          the Class B Warrants3                                        Ex. 4(k)
10(a)    On Guard Telecomputer System Licensing Agreement
          for New Jersey4                                              Ex. 10(a)
10(b)    On Guard Telecomputer System Licensing Agreement
          for Australia5                                               Ex. 10(n)
10(c)    Lease Agreement for premises at 800 N.W. 33rd Street,
           Pompano Beach, Florida6                                     Ex. 10(c)
10(d)    Registration Rights Agreement, dated January 18, 19917        Ex. 28(e)

10(e)    Agreement of Purchase and Sale among the Company,
          John El Rabchuk and Rosa Sabato,
          dated December 4, 19928                                      Ex. 28.1
10(f)    Registration Rights Agreement, dated June 4, 19921            Ex. 10(m)
10(g)    Letter Agreement, dated June 13, 1994, among the Company,
         Metroplex and others (minus schedules thereto)9               Ex. 10(l)
10(h)    1991 Incentive Stock Option Plan10                            Ex. 10(o)
10(i)    Agreement, dated as of November 22, 1993, between
          the Company and Acorn Venture Capital Corporation11            Ex. 4.1
10(j)    Third Amendment Lease Agreement dated May 8, 1995
          for premises at 800 Northwest 33rd Street,
          Pompano Beach, Florida
10(k)    Employment Agreement dated July 3, 1995 between the
         Company and Richard A. Angulo

--------
     1 Incorporated by reference to the Exhibit indicated above in the Company's Registration Statement on Form S-2 (File No. 33-62296) filed on May 6, 1993.

     2 Incorporated by reference to the Exhibit indicated above in Amendment No. 1 to the Company's Registration Statement on Form S-2 (File No. 33-44566) filed on January 29, 1992.

     3 Incorporated by reference to the Exhibit indicated above in Amendment No. 2 to the Company's Registration Statement on Form S-2 (File No. 33-44566) filed on February 7, 1992.

     4 Incorporated by reference to the Exhibit indicated above in the Company's Registration Statement on Form S-1 (File No. 33-6303)
                  filed on June 9, 1986.
     5 Incorporated by reference to the Exhibit indicated above in the Company's Annual Report on Form 10-K for the year ended March 31, 1988 (File No. 0-9503) filed on June 29, 1988.

     6 Incorporated by reference to the Exhibit indicated above in the Company's Registration Statement on Form S-2 (File No. 33-44566), filed on December 16, 1991.

     7 Incorporated by reference to the Exhibit indicated above in the Company's Current Report on Form 8-K (Date of Report January 18, 1991) filed on February 26, 1991.

     8 Incorporated by reference to the Exhibit indicated above in the Company's Current Report Form 8-K (Date of Report: December 16, 1992) (File No. 0-9503), filed on December 22, 1992.

     9 Incorporated by reference to the Exhibit indicated above in the Company's Annual Report on Form 10-K for the year ended March 31, 1994 (File No. 0-9503), filed on July 14, 1994.

     10 Incorporated by reference to the Exhibit indicated above in the Company's Quarterly Report on From 10-Q for the quarter ended June 30, 1993 (File No. 0-9503), filed on August 16, 1993. 11Incorporated by reference to the Exhibit indicated above in the Company's Current Report on Form 8-K (Date of Report; November 19, 1993), filed on December 23, 1993.

     11 Incorporated by reference to the Exhibit indicated above in the Company's Current Report on Form 8-K (Date of Report; November 19, 1993), filed on December 23, 1993.

21       Statement regarding computation of earning per share

22       Subsidiaries:

                                                              Jurisdiction
         Name of Subsidiary                                 of Incorporation
         ----------------------------------------------------------------------


         BLR, Inc.                                          Illinois

         DPC International, Inc.                            U.S. Virgin Islands

         DPC/International Business Solutions, Inc.         Florida

         DPC Monitoring, Inc.                               Delaware

         DPC Monitoring Services, Inc.                      Florida

         Hitek Community Control Corp.                      Florida


23       Consents:

         (a)      Consent of Richard A. Eisner & Company

                       REPORT OF INDEPENDENT AUDITORS



Shareholders and Board of Directors
Digital Products Corporation
Pompano Beach, Florida


        We have audited the accompanying consolidated balance sheets of Digital Products Corporation and subsidiaries as at March 31, 1995 and March 31, 1994, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements enumerated above, present fairly, in all material respects, the consolidated financial position of Digital Products Corporation and subsidiaries at March 31, 1995 and March 31, 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1995, in conformity with generally accepted accounting principles.

        As discussed in Note L[2] of the notes to financial statements, the Company is the subject of various product liability litigation. The outcome of such matters cannot be determined at this time.




Richard A. Eisner & Company, LLP

New York, New York
July 7, 1995

                                   DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS

                                                                                                   March31,
                                                                                         --------------------------
                                      A S S E T S                                            1995             1994
                                      -----------                                        -------------    ----------


Current assets:
   Cash and cash equivalents (Note B) . . . . . . . . . . . . . . . . . . . . . . . .    $  1,087,707      $  866,927
   Marketable securities (Note B) . . . . . . . . . . . . . . . . . . . . . . . . . .           8,911           8,562
   Investment in Primedex Health Services Inc. - (Note H) . . . . . . . . . . . . . .                       2,500,000
   Accounts receivable (net of allowances of $410,338 and $452,096, respectively) . .       1,928,925         999,046
   Sales contracts receivable (Note F). . . . . . . . . . . . . . . . . . . . . . . .          50,161         141,845
   Current portion of net investment in sales type lease (Note G) . . . . . . . . . .         434,685         147,263
   Inventory (Notes A and C). . . . . . . . . . . . . . . . . . . . . . . . . . . . .         442,840         501,742
   Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         201,997         381,704
                                                                                         -------------    ------------
          Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . .       4,155,226       5,547,089

Rental equipment (net of accumulated depreciation of $2,479,757 and $1,591,071,
   respectively) (Notes A and D). . . . . . . . . . . . . . . . . . . . . . . . . . .       1,252,977       1,713,694
Property and equipment - net (Notes A and E). . . . . . . . . . . . . . . . . . . . .         741,080       1,069,702
Sales contracts receivable - long-term (Note F) . . . . . . . . . . . . . . . . . . .          26,222          53,970
Net investment in sales type lease - long-term (Note G) . . . . . . . . . . . . . . .         257,780         271,567
Software development costs (net of accumulated amortization of $789,949 and
   $527,264, respectively) (Notes A and P). . . . . . . . . . . . . . . . . . . . . .         911,732       1,254,090

Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          90,358         474,906
                                                                                         -------------   -------------

          T O T A L . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  7,435,375     $10,385,018
                                                                                         =============     ==========

                                 L I A B I L I T I E S
                                 ---------------------


Current liabilities:
   Capitalized lease obligations - current portion (Note L[1]). . . . . . . . . . . .    $    132,037     $   104,846
   Accounts payable (Note J). . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,947,623       2,148,683
   Accrued expenses (Note J). . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,838,939       2,617,722
   Customer deposits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                         121,134
   Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         288,775         425,363
                                                                                         -------------    ------------

          Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . .       4,207,374       5,417,748

Subordinated convertible note (Note I[1]) . . . . . . . . . . . . . . . . . . . . . .         457,145         431,429
Capitalized lease obligations (Note L[1]) . . . . . . . . . . . . . . . . . . . . . .         164,466         189,611
Other long-term liabilities (Note K). . . . . . . . . . . . . . . . . . . . . . . . .         833,864
                                                                                         -------------    ------------

          Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5,662,849       6,038,788
                                                                                         -------------    ------------

Commitments and contingencies (Note L)

                                 SHAREHOLDERS' EQUITY
                                 (Notes A, I, M and P)
                                 ---------------------


Common stock - par value $.025; shares issued 11,029,328. . . . . . . . . . . . . . .         275,733         275,733
Additional paid-in capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      31,454,854      31,454,854
Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (29,858,945)
                                                                                         -------------
                                                                                            1,871,642       4,418,455

Less treasury stock (at cost) . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (99,116)        (72,225)
                                                                                         -------------    ------------

          Total shareholders' equity. . . . . . . . . . . . . . . . . . . . . . . . .       1,772,526       4,346,230
                                                                                         -------------    ------------

          T O T A L . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  7,435,375     $10,385,018
                                                                                         =============    ============
                            Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS


                                             Year Ended March 31,
                                  -----------------------------------------
                                     1995           1994           1993
                                  -----------   -------------  -----------

 Revenues (Note A):
    Sales of products . . . . .  $ 4,953,515    $  2,874,600   $ 4,273,416
    Rental and monitoring
      revenues. . . . . . . . .    4,212,033       4,924,165     4,113,443
    Service and other revenue .    1,671,798       1,131,600       528,566
                                 ------------   -------------   -----------

                                  10,837,346       8,930,365     8,915,425
                                 ------------   -------------   -----------

 Costs and expenses:
    Cost of products sold . . .    1,519,951       2,255,308     2,314,812
    Cost of rental, monitoring
      and other revenue . . . .    4,192,331       7,815,417     4,668,455
    Operating expenses. . . . .    6,329,049       8,101,812     8,174,006
    Research and development. .      427,649         708,221       843,260
                                 ------------   -------------   -----------

                                  12,468,980      18,880,758    16,000,533
                                 ------------   -------------   -----------


 (Loss) from operations . . . .   (1,631,634)     (9,950,393)   (7,085,108)
                                 ------------   -------------   -----------

 Other income (expense):
    Interest income . . . . . .       36,678         167,125       545,997
    Interest (expense). . . . .     (199,234)        (26,873)      (96,583)
    Loss on investment in
      Primedex Health
      Services Inc. (Note H). .     (250,008)     (1,500,000)

    Estimated loss on disposal
      of subsidiary (Note P). .                     (488,000)
    Other, net. . . . . . . . .      (34,613)       (109,913)      (80,706)
    Litigation settlement . . .     (468,000)
                                 ------------   -------------   -----------

                                    (915,177)     (1,957,661)      368,708
                                 ------------   -------------   -----------


 NET (LOSS) . . . . . . . . . .  $(2,546,811)   $(11,908,054)  $(6,716,400
                                 ============   =============   ===========


 NET (LOSS) PER SHARE . . . . .     $(.23)         $(1.17)        $(.70)
                                    ======         =======        ======


 WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES (NOTE A). . .  10,995,498       10,146,026     9,530,319
                                 ===========      ===========    ==========



         Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

                                                DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                             Additional                                              Total
                                       Common Stock            Paid-in      (Accumulated         Treasury Stock    Shareholders'
                                  ----------------------                                       ------------------
                                 Shares           Amount      Capital        Deficit)       Shares      Amount        Equity
                               -----------     ---------   -----------    ------------     -------    ---------   -------------

Balance - April 1, 1992.          9,443,001      $236,075    $35,677,428    $ (8,687,678)    9,329      $(72,225)    $ 27,153,600
Year ended March 31,
   1993:
     Net (loss). . . . .                                                      (6,716,400)                              (6,716,400)

     Issuance of stock
       for businesses
       acquired (Note P)            140,732         3,518        365,317                                                  368,835
     Issuance of stock
       upon exercise of
       employee stock
       option. . . . . .             70,595         1,765        142,440                                                  144,205
     Registration
       expenses. . . . .                                         (45,217)                                                 (45,217)
     Acquisition of
       outstanding
       warrants, net
       (Note I[2]) . . .                                      (6,033,498)                                              (6,033,498)
                                 -----------     ---------   ------------   -------------   -------     ---------    -------------
Balance - March 31,
   1993. . . . . . . . .          9,654,328       241,358     30,106,470     (15,404,078)    9,329       (72,225)      14,871,525
Year ended March 31,
   1994:
     Net (loss). . . . .                                                     (11,908,054)                             (11,908,054)
     Issuance of common
       stock net of
       related expenses
       (Note M[1]) . . .          1,375,000        34,375      1,278,184                                                1,312,559
     Acquisition of
       outstanding
       warrant . . . . .                                          (4,800)                                                  (4,800)

     Issuance of common
       stock warrant
       (Note I[1]) . . .                                          75,000                                                   75,000
                                 -----------     ---------   ------------   -------------   -------     ---------    ------------
Balance - March 31,
   1994. . . . . . . . .         11,029,328       275,733     31,454,854     (27,312,132)    9,329       (72,225)       4,346,230
Net (loss) . . . . . . .                                                      (2,546,813)                              (2,546,813)
Acquisition of common
   stock (Note P). . . .                                                                    30,732       (26,891)         (26,891)
                                 -----------     ---------   ------------   -------------   -------     ---------    -------------

BALANCE - MARCH 31,
   1995. . . . . . . . .         11,029,328      $275,733    $31,454,854    $ 29,858,945    40,061      $(99,116)    $  1,772,526
                                 ===========     =========   ============   =============   =======     =========    ============




                                           Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Year Ended March 31,
                                                                       -------------------------------------------------
                                                                          1995                1994                1993
                                                                       -------------      -------------       ----------
Reconciliation of net (loss) to net cash (used in) operating activiti
   Net (loss). . . . . . . . . . . . . . . . . . . . . . . . . . . .   $(2,546,811)       $(11,908,054)       $(6,716,400)
                                                                       ------------       -------------       -----------
   Adjustments to reconcile net (loss) to net cash (used in)
     operating activities net of effects from purchase of subsidiarie
       Depreciation and amortization . . . . . . . . . . . . . . . .     1,382,537           1,743,468          1,349,183

       Write-off of software . . . . . . . . . . . . . . . . . . . .       466,000             307,000
       Write-off of rental inventory . . . . . . . . . . . . . . . .        30,439           1,172,891
       Write-off of equipment. . . . . . . . . . . . . . . . . . . .       135,281

       Provision for loss on sublease of facility. . . . . . . . . .                           200,000
       Provision for loss on disposal of subsidiary. . . . . . . . .                           488,000
       Loss on investment in Primedex. . . . . . . . . . . . . . . .       250,008           1,500,000
       Provision for losses on receivables . . . . . . . . . . . . .        90,000             247,000            477,027

       Write-off of sales contracts receivable . . . . . . . . . . .                                            1,572,449

       Write-off of inventory. . . . . . . . . . . . . . . . . . . .                         1,387,627            326,338

       Provision for warranty repairs. . . . . . . . . . . . . . . .        56,290             100,000            545,157

       (Increase) decrease in sales contracts and sales-type leases.      (154,203)            317,751            700,537

       (Increase) decrease in accounts receivable. . . . . . . . . .    (1,019,879)             78,915           (732,814)

       Decrease (increase) in inventory  . . . . . . . . . . . . . .        58,902              30,965         (1,194,078)
       Decrease (increase) in rental inventory . . . . . . . . . . .                            39,089           (101,981)
       (Increase) in software development costs. . . . . . . . . . .      (190,145)           (166,294)          (506,419)
       Decrease (increase) in other assets . . . . . . . . . . . . .       266,755            (224,942)           (82,907)
       (Decrease) increase in accounts payable and accrued liabilitie     (629,085)           (228,181)           479,858

       (Decrease) increase in customer deposits. . . . . . . . . . .      (121,134)             (7,611)           128,745

       (Decrease) increase in deferred revenue . . . . . . . . . . .      (136,588)            305,028           (118,454)
                                                                       ------------        ------------       ------------
          Total adjustment . . . . . . . . . . . . . . . . . . . . .       485,178           7,290,706          2,842,641

                                                                       ------------        ------------       ------------

          Net cash (used in) operating activities. . . . . . . . . .    (2,061,633)         (4,617,348)        (3,873,759)
                                                                       ------------        ------------       ------------

Cash flows from investing activities:
   Capital expenditures. . . . . . . . . . . . . . . . . . . . . . .       (40,022)           (152,113)          (689,568)
   Additions to rental equipment . . . . . . . . . . . . . . . . . .      (205,293)           (195,598)        (1,287,104)
   Sale (purchase) of marketable securities. . . . . . . . . . . . .                         1,378,525         (4,323,939)
   Purchase of subsidiaries, net of cash acquired. . . . . . . . . .                                             (381,777)
   Sale of Primedex. . . . . . . . . . . . . . . . . . . . . . . . .     2,250,000
                                                                       ------------       -------------       ------------

          Net cash provided by (used in) investing activities. . . .     2,004,685           1,030,814         (6,682,388)
                                                                       ------------       -------------       ------------

Cash flows from financing activities:
   Reacquisition and issuance of warrants. . . . . . . . . . . . . .                            (4,800)        (6,033,498)
   Proceeds from issuance of common stock, net and exercise of option                        1,312,559            144,205

   Proceeds from sale of receivables with recourse . . . . . . . . .       399,923             753,330            319,157

   Proceeds from borrowings. . . . . . . . . . . . . . . . . . . . .                           500,000
   (Repayments of) capitalized lease obligations . . . . . . . . . .      (122,195)            (93,046)          (116,530)
   Deferred registration costs . . . . . . . . . . . . . . . . . . .                                              (45,217)
                                                                       ------------       -------------       ------------

          Net cash provided by (used in) financing activities. . . .       277,728           2,468,043         (5,731,883)
                                                                       ------------       -------------       ------------

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (continued)

                                                                                                 Year Ended March 31,
                                                                              ---------------------------------------------------
                                                                                  1995                1994                 1993
                                                                              ------------        ------------        -----------
NET INCREASE (DECREASE) IN CASH . . . . . . . . . . . . . . . . . . . .       $   220,780        $ (1,118,491)       $(16,288,030)

Cash at beginning of period . . . . . . . . . . . . . . . . . . . . . .           866,927           1,985,418          18,273,448
                                                                              ------------       -------------       ------------


CASH AT END OF PERIOD . . . . . . . . . . . . . . . . . . . . . . . . .       $ 1,087,707        $    866,927        $  1,985,418
                                                                              ============       =============       =============



Supplemental schedule of noncash investing and financing activities:
   Issuance of common stock and options for purchase of subsidiaries. .                                              $    368,835
   Increase in capitalized lease obligations. . . . . . . . . . . . . .       $   124,241                                 137,446
   Issuance of warrant. . . . . . . . . . . . . . . . . . . . . . . . .                          $     75,000
   Acquisition of treasury stock. . . . . . . . . . . . . . . . . . . .            26,891
   Interest paid. . . . . . . . . . . . . . . . . . . . . . . . . . . .           198,539


         Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE A) - Summary of Significant Accounting Policies:
-----------------------------------------------------

     [1]  Business activity:
          -----------------

          Digital Products Corporation and its subsidiaries (the "Company") are engaged in the design, fabrication and marketing of electronic devices for the criminal justice industry. The Company derives these revenues principally from sales and rentals to governmental agencies and entities which provide services to government agencies.

          The Company is also engaged in the development and marketing of computer applications programs for various industries.

          The Company has incurred significant losses in 1995, 1994 and 1993 and has a working capital deficit of $52,000 at March 31, 1995. Subsequent to March 31, 1995, the Company has obtained a commitment for a line of credit from a finance company, for up to $800,000 for equipment financing. Borrowings under the line of credit will bear interest at approximately 12% and will be collateralized by equipment and other assets. The Company also has a commitment from one of its third party lenders to provide up to $400,000 of working capital financing. In addition, the Company has implemented certain plans to reduce operating expenses. In the opinion of the management, the Company should have sufficient working capital to sustain its operations through fiscal 1996.

     [2]  Basis of consolidation
          ----------------------

          The consolidated financial statements include the accounts of Digital Products Corporation and its subsidiaries. All material intercompany transactions and accounts are eliminated in consolidation.

     [3]  Inventory:
          ---------

          Inventory is stated at the lower of cost or market using the first-in, first-out method in determining cost, and replacement cost or net realizable value in determining market.

     [4]  Rental equipment:
          ----------------

          Rental equipment is stated at cost and is depreciated on a straight-line basis over estimated useful lives of three and five years. Depreciation commences as the units are placed into inventory for rent.

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE A) - Summary of Significant Accounting Policies:  (continued)
-----------------------------------------------------

     [5]  Property and equipment:
          ----------------------

          Property and equipment is recorded at cost. Depreciation is provided using the straight-line method, over estimated useful lives of five to seven years.

     [6]  Software development:
          --------------------

          Costs associated with software development are capitalized and amortized in accordance with Statement of Financial Accounting Standards No. 86. Amortization is on a product-by-product basis, based on the straight-line method over the estimated useful life of the product, sixty months, or using the ratio of current revenues to total anticipated future revenues, whichever is greater. Management periodically evaluates the recoverability of capitalized software development costs and write-downs are taken if required.

     [7]  Warranties:
          ----------

          The Company generally provides a product warranty on its sales of correctional services systems and other electronic systems for a period of one year from the date of sale. The Company has recorded a liability for these anticipated future warranty costs. Costs connected with the maintenance of rental inventory are charged to operations as incurred.

     [8]  Revenue recognition:
          -------------------

          The Company recognizes revenues on correctional services systems sales and sales-type leases upon delivery. Revenue for warranties sold with these products are recognized immediately and a reserve for future costs is recorded simultaneously. Warranties on electronic devices sold separately are deferred and recorded as income over the term of the warranty. Related costs are expensed as incurred.

          The Company recognizes rental revenues as earned over the terms of the applicable operating leases which generally do not exceed one year.

          Revenue from the sale or licensing of software systems is recognized upon delivery to the customer when the Company has no further obligations or has insignificant obligations remaining under the sale of licensing agreement and collectibility is probable.

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE A) - Summary of Significant Accounting Policies:  (continued)
-----------------------------------------------------

     [8]  Revenue recognition:  (continued)
          -------------------

          Service revenue on support contracts for software systems is recognized over the life of the contract, usually one year.

          Other revenue includes license fees received for the granting of exclusive territorial rights for the leasing of the Company's electronic products which are recognized in full upon contract signing, provided the Company has no significant remaining economic obligations.

     [9]  Per share data:
          --------------

          Net (loss) per share is computed based on the weighted average number of shares outstanding for each period. Common stock equivalents have not been considered as they would be antidilutive.

    [10]  Recently issued accounting pronouncements:
          -----------------------------------------

          In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 is effective for the Company's fiscal year commencing April 1, 1997. The Company believes adoption of SFAS No. 121 will not have a material impact on its financial statements.


(NOTE B) - Cash Equivalents and Marketable Securities:
-----------------------------------------------------

     For the purposes of the statement of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include investments in government securities. Effective April 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS
No. 115"), "Accounting for Certain Investments in Debt and Equity Securities." The adoption of the statement did not have a material impact on the financial statements. Marketable securities consist of federal and state government bonds. At March 31, 1995 and March 31, 1994 the aggregate market value of the Company's marketable securities was approximately $9,000.

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE C) - Inventory:
--------------------

     Inventory consists of the following:

                                                   March 31,
                                              --------------------
                                                 1995      1994
                                              ---------  ---------

          Raw materials. . . . . . . . . . .  $ 65,436   $313,749

          Work in process and finished
             goods . . . . . . . . . . . . .   377,404    187,993
                                              ---------  ---------

                    T o t a l. . . . . . . .  $442,840   $501,742
                                              =========  =========


(NOTE D) - Rental Equipment:
---------------------------

     Rental equipment consists of electronic systems held for rental to correctional services customers as well as certain other electronic devices.


(NOTE E) - Property and Equipment:
---------------------------------

     Property and equipment consists of the following:

                                                    March 31,
                                             ------------------------
                                                1995         1994
                                             -----------  -----------

          Office and computer equipment
             (Note L[1]). . . . . . . . . .  $1,634,459   $1,474,644

          Production equipment. . . . . . .      46,428      488,855

          Leasehold improvements. . . . . .       2,894
                                             -----------  -----------

                                              1,683,781    1,963,499
          Less accumulated depreciation
             and amortization . . . . . . .     942,701      893,797
                                             -----------  -----------

                    T o t a l . . . . . . .  $  741,080   $1,069,702
                                             ===========  ===========

     Fixed assets includes capitalized leases with an aggregate net book value of approximately $318,000 (Note L[1]).

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE F) - Sales Contracts:
--------------------------

     The Company sells certain correctional services systems under contracts providing for payment terms over eighteen to sixty month periods. Sales revenue recognized from these contracts approximated $374,000, $90,000 and $1,220,000 for the years ended March 31, 1995, March 31, 1994 and March 31, 1993, respectively. In addition, extended service warranties are also provided under some of these contracts. Revenue for the extended service warranties is recognized during the periods in which they become effective. Interest on these contracts has been imputed at rates ranging from 11% to 18% and is being amortized over the term of the contracts using the effective interest method. Sales contracts receivable consist of the following:

                                                    March 31,
                                             ----------------------
                                                1995        1994
                                             ----------  ----------

          Gross sales contract receivable .  $ 243,000   $ 474,000
          Unearned revenue. . . . . . . . .   (166,000)   (278,000)
                                             ----------  ----------

                                                77,000     196,000
          Current portion of sales
             contract receivable. . . . . .     50,000     142,000
                                             ----------  ----------

          Long-term portion of sales
             contract receivable. . . . . .  $  27,000   $  54,000
                                             ==========  ==========


(NOTE G) - Net Investment in Sales-Type Leases:
----------------------------------------------

     The Company leases certain correctional service systems under sales-type leases with payment terms over thirty-six to sixty months. Revenue recognized from sales-type leases approximated $1,202,000, $350,000 and $593,000 for the years ended March 31, 1995, March 31, 1994 and March 31, 1993, respectively. In some instances, extended service warranties were also provided. Revenue for the extended service warranties is recognized during the periods in which they become effective. Net investment in sales-type leases receivable consists of the following:

                                                    March 31,
                                              ---------------------
                                                 1995       1994
                                              ----------  ---------

     Total minimum lease payments to be
        received . . . . . . . . . . . . . .  $ 833,000   $461,000
     Less unearned income. . . . . . . . . .   (141,000)   (42,000)
                                              ----------  ---------

     Net investment in sales-type leases . .    692,000    419,000
     Less amounts due within one year. . . .    435,000    147,000
                                              ----------  ---------

     Net long-term portion . . . . . . . . .  $ 257,000   $272,000
                                              ==========  =========

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE G) - Net Investment in Sales-Type Leases:  (continued)
----------------------------------------------

     Future lease payments to be received as at March 31, 1995 are as follows:

          Year Ending
           March 31,
          -----------

             1996. . . . . . . . . . . . . . . . .  $323,000
             1997. . . . . . . . . . . . . . . . .   223,000
             1998. . . . . . . . . . . . . . . . .   131,000
             1999. . . . . . . . . . . . . . . . .    79,000
             2000. . . . . . . . . . . . . . . . .    77,000
                                                    ---------

                       Total minimum lease
                         payments to be received .  $833,000
                                                    =========


(NOTE H) - Investment in Primedex Health Services, Inc.:
-------------------------------------------------------

     The investment in Primedex Health Services, Inc. ("Primedex") was acquired in June 1992 as part of the transaction discussed in Note I[2]. The estimated fair value of the investment at the date of acquisition was $4,000,000 (which approximated market at March 31, 1993). During the year ended March 31, 1994, the Company exercised its registration rights and reclassified its investment as a current asset, recognizing a loss of $500,000 based on the then market value of Primedex of $3.50 per share. The market value of Primedex at March 31, 1994 was $2.50 per share, or $2,500,000 in the aggregate. Based on this, the Company established a valuation allowance of $1,000,000 at March 31, 1994, recognizing a corresponding loss. In April and May 1994, the Company sold the entire investment for net proceeds of approximately $2,250,000, realizing an additional loss of $250,000 during the year ended March 31, 1995.


(NOTE I) - Debt:
---------------

     [1]  Subordinated convertible note - 1994:
          ------------------------------------

          In November 1993, the Company issued a 10% subordinated convertible note (the "Note"), to Acorn Venture Capital Corporation for $500,000. The note is due in November 1996 and is convertible into shares of the Company's common stock at a price of $1.50 per share. In connection with the Note, the Company issued a warrant to purchase up to 750,000 shares of the Company's common stock at $2.00 per share. The warrant expires in November 1996. The value assigned to the warrant ($75,000) has been accounted for as debt discount and is being amortized over the term of the note, resulting in an effective interest rate of 15%.


(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE I) - Debt:  (continued)
---------------

     [2]  Exchange of debentures for common stock:
          ---------------------------------------

          In January and March 1991, the Company sold to Primedex 12% convertible subordinated debentures and warrants to purchase common stock for total proceeds of $1,500,000. The debentures were due in July and September 1991 and were convertible into common stock at $2.125 per share for a $500,000 debenture and $1.875 per share for a $1,000,000 debenture. On June 7, 1991, pursuant to a series of negotiated related transactions, the Company sold 560,000 shares of its common stock to Primedex for $1,000,000, exchanged the debentures for 1,200,000 shares of the Company's common stock and exchanged the warrants held by Primedex for a new warrant to purchase 1,500,000 shares of the Company's common stock at $1.20 per share.

          In March 1992, the Company filed a registration statement with the Securities and Exchange Commission to allow Primedex to register and sell 2,586,066 shares of common stock held by Primedex. The sale of such shares was restricted pursuant to an agreement between Primedex, the Company and the underwriter of the public offering (Note L[2]). In consideration for the Company agreeing to the registration and possible sale of such shares, the Company received from Primedex warrants to purchase 500,000 shares of Primedex common stock ("the Primedex warrants") at a purchase price of $8.00 per share through March 10, 1997.

          In June 1992, the Company acquired from Primedex the following:
(a) 1,000,000 shares of the common stock of Primedex (Note H) and (b) the remaining common stock purchase warrant, originally issued June 7, 1991, to purchase up to 1,100,000 shares of the common stock of the Company. The aggregate consideration paid by the Company was $10,000,000 cash and the issuance to Primedex of a new warrant ("the new warrant") to purchase up to 2,000,000 shares of the Company's common stock at $10.00 per share. In addition, Primedex and the Company each granted to the other certain registration rights. This transaction resulted in a charge to additional paid-in capital of $6,033,498 representing the value of the warrant acquired, net of the assigned value of the new warrant that was issued.

          In October 1993, the Company and Primedex entered into an agreement whereby Primedex surrendered to the Company the new warrant in exchange for the Company's surrender of the Primedex warrants. At that date the market value of the Company's and Primedex's common stock was approximately $1.50 and $3.50 per share, respectively.

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE J) - Accounts Payable and Accrued Expenses:
------------------------------------------------

     Included in accounts payable at March 31, 1995 and March 31, 1994 is a liability of $521,389 and $637,302, respectively, to unaffiliated third party lenders who purchased certain receivables from the Company on a full recourse basis. The liability is being reduced as the receivables are collected. The Company's accounts receivable are collateral under one of the financing agreements.

     Accrued expenses are comprised of the following:

                                                       March 31,
                                              ------------------------
                                                  1995         1994
                                              -----------  -----------

     Payroll, payroll taxes and benefits . .  $  235,276   $  300,326
     Commissions . . . . . . . . . . . . . .     105,696      121,765
     Sales tax payable . . . . . . . . . . .     184,392      158,416
     Warranty and repairs. . . . . . . . . .     223,737      570,310
     Reserve for estimated losses on
        disposal of subsidiary (Note P). . .                  336,417
     Estimated loss on sublease of facility
        (Note L[1]). . . . . . . . . . . . .                  200,000
     Accrued rent settlement - current
        portion. . . . . . . . . . . . . . .      27,182      137,432
     Current portion of litigation
        settlement . . . . . . . . . . . . .     318,000
     Other . . . . . . . . . . . . . . . . .     744,656      793,056
                                              -----------  -----------

               T o t a l . . . . . . . . . .  $1,838,939   $2,617,722
                                              ===========  ===========


(NOTE K) - Other Liabilities - Long-Term:
----------------------------------------

     Other long-term liabilities at March 31, 1995 are comprised of the following:

          Long-term portion of rent
             settlement. . . . . . . . . . . .  $383,622

          Long-term portion of litigation
             settlement. . . . . . . . . . . .   150,000

          Long-term portion of warranty
             reserve . . . . . . . . . . . . .   148,800

          Other. . . . . . . . . . . . . . . .   151,442
                                                ---------

                    T o t a l. . . . . . . . .  $833,864
                                                =========

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE L) - Commitments and Contingencies:
----------------------------------------

     [1]  Commitments:
          -----------

            (i)  Leases:
                 ------

                 The Company has operating leases for office and warehousing facilities which expire through 2001 and provide for monthly payments of rent, real estate taxes and operating expenses and are subject to escalations. Rent expense for 1995, 1994 and 1993 approximated $710,000, $637,000, and $387,000, respectively.

                 In February 1994 the Company vacated a portion of its manufacturing facility. At March 31, 1995 the Company has accrued rent of approximately $411,000 in connection with its rental obligations (Notes J and K). Effective June 1, 1995 the Company renegotiated the terms of its lease on the facility and, in connection with the rental settlement, will record a gain of approximately $153,000 during the first quarter of fiscal 1996.

                 The Company has six capitalized leases for furniture, fixtures, telephone and office equipment providing for aggregate monthly payments of approximately $13,800 through May 1999. The related assets are included in office and computer equipment.

                 Future minimum rentals under capital and operating leases as of March 31, 1995 are as follows:

          Year Ending                         Operating   Capital
           March 31,                           Leases      Leases
          -----------                        -----------  ---------

             1996 . . . . . . . . . . . . .  $  215,000   $157,000
             1997 . . . . . . . . . . . . .     194,000    102,000
             1998 . . . . . . . . . . . . .     184,000     44,000
             1999 . . . . . . . . . . . . .     180,000     30,000
             2000 . . . . . . . . . . . . .     183,000      5,000
             Thereafter . . . . . . . . . .     286,000
                                             -----------  ---------

             Total minimum lease payments .  $1,242,000    338,000
                                             ===========

             Less amounts representing
                interest. . . . . . . . . .                 41,000
                                                          ---------

             Present value of minimum
                lease payments at
                March 31, 1995. . . . . . .                297,000

             Less amounts due within one
                year. . . . . . . . . . . .                132,000
                                                          ---------

             Amounts due after one year . .               $165,000
                                                          =========

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE L) - Commitments and Contingencies:  (continued)
----------------------------------------

     [1]  Commitments:  (continued)
          -----------

           (ii)  License agreement:
                 -----------------

                 In settlement of patent litigation, the Company has entered into a license agreement for the use of certain patents related to its home monitoring device. During the year ended March 31, 1994, the Company paid $100,000 and it is obligated to pay $50,000 per year through March 1997 for the use of the license.

          (iii)  Manufacturing agreement:
                 -----------------------

                 The Company has entered into a manufacturing and engineering services agreement with KBS, Inc. for its home monitoring devices. Under the agreement, KBS, Inc. manufactures and repairs all of the Company's monitoring equipment. There are no minimum production quantities under the agreement.

     [2]  Contingencies:
          -------------

          The Company is the subject of product liability claims. One of such claims alleges that the Company's monitoring equipment was defectively designed and manufactured and negligently installed. This action is in the preliminary stage. The other claims alleged certain deficiencies with respect to the Company's monitoring equipment. All of such lawsuits have been forwarded to its insurance carrier. The Company is involved in other litigation incidental to the conduct of its business. The ultimate outcome of these matters cannot presently be determined. No provision for any liability that may result from such litigation has been made in the financial statements as such amount, if any, cannot be determined.

     [3]  Litigation settlement:
          ---------------------

          In June 1995, the Company settled certain litigation commenced in connection with an equipment lease with a customer that was sold to a finance company. Pursuant to the settlement, the customer returned the leased equipment to the Company and agreed to pay for the period during which the equipment was used. In addition, the Company reimbursed the finance company for all funds that were advanced to the Company. In connection with such settlement, the Company incurred a charge of $468,000.

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE M) - Common Stock:
-----------------------

     [1]  Stock options:
          -------------

          In September 1991 the Company adopted the 1991 Incentive Stock Option Plan (the "Plan") which provides for the granting of options to purchase up to 800,000 shares of common stock as either incentive stock options or nonqualified stock options. The exercise price of options granted to employees can not be less than the fair market value on the date of grant. The Company's three prior stock option plans have been terminated; however, options granted under the plans are still outstanding.


          The following is a summary of stock option activity for the years ended March 31, 1995, March 31, 1994 and March 31, 1993:

                       Stock Option Plans          Other Options
                    -----------------------  -------------------------
                                   Price                     Price
                     Shares      Per Share     Shares      Per Share
                    ---------  ------------  -----------  ------------
Balance
   April 1, 1992 .   211,727                   1,826,000

Granted. . . . . .   279,000      $9.25        2,350,000  $3.56-$9.88
Exercised. . . . .   (70,595)  $1.75-$2.43
Expired. . . . . .   (24,800)     $8.75
Terminated . . . .   (57,332)  $9.25-$10.00     (103,333) $5.63-$8.75
                    ---------                 -----------

Balance -
  March 31, 1993 .   338,000                   4,072,667

Granted. . . . . .   200,379   $4.00-$5.00     1,958,004     $4.00
Terminated . . . .  (134,880)  $3.75-$10.00   (2,818,667) $5.00-$9.88
                    ---------                 -----------

Balance -
  March 31, 1994 .   403,499   $2.43-$10.00    3,212,004  $3.56-$9.88

Granted. . . . . .    37,884      $1.50        1,420,056  $1.00-$1.50
Terminated . . . .  (134,659)  $2.43-$10.00   (2,228,099) $5.025-$7.50
                    ---------                 -----------

Balance -
  March 31, 1995 .   306,724   $1.50-$10.00    2,403,961  $1.00-$9.88
                    =========                 ===========

Exercisable at
  March 31, 1995 .   193,579                   2,253,961
                    =========                 ===========


(continued)
                                    F-17

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE M) - Common Stock:  (continued)
-----------------------

     [1]  Stock options:  (continued)
          -------------

          All of the above options were issued at or in excess of the market price at the date of grant. At March 31, 1995 the outstanding options consist of the following:

                 Stock Option Plans                    Other Plans
          -------------------------------- ---------------------------------
                              Exercisable                        Exercisable
                      Price   at March 31,               Price   at March 31,
           Shares   Per Share    1995        Shares    Per Share      1995
           -------- --------- ------------ ---------- ----------- ----------

            37,884   $ 1.50      19,404    1,420,056  $1.00-$1.50  1,270,056
            10,400   $ 2.43      10,400       50,000     $3.56        50,000
            35,800   $ 4.00      35,800      671,905  $4.00-$4.38    671,905
            72,500   $ 5.00      14,500       50,000  $5.00-$5.63     50,000
            20,000   $ 6.40      20,000       32,000     $7.50        32,000
           110,000   $ 9.25      73,335       80,000     $8.75        80,000
            20,140   $10.00      20,140      100,000     $9.88       100,000
           --------             --------   ----------               --------
           306,724              193,579    2,403,961               2,253,961
           ========             ========   ==========             ==========

          Included in other options in the table are options to purchase 87,400 shares of the Company's common stock which were issued to the Company's former president pursuant to an employment agreement and options to purchase 138,600 shares of the Company's common stock which were issued to a director and shareholder pursuant to a consulting agreement. The options expire in August 1995 and contain registration rights for a portion of the issuable shares.

          In connection with extensions of the employment agreement and new consulting agreement, the Company issued additional options to purchase 437,000 and 346,500 shares of its common stock to the former president and director, respectively. Also, options to purchase an aggregate of 72,840 shares of common stock were issued to three other current directors. These options expire between June 3, 1997 and February 3, 2002. These are also included in the previous table.

          The options discussed above were repriced in September 1993 and have an exercise price of $4.00 per share (market price on that date was $1.63). Concurrently, the number of options granted was reduced to the number set forth above. In addition in September 1993, options to purchase an aggregate of 697,221 shares of common stock were issued to the Company's current president and five other directors at an exercise price of $4.00 per share (market price on the date of issuance was $1.63).

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE M) - Common Stock:  (continued)
-----------------------

     [1]  Stock options:  (continued)
          -------------

          Certain options issued to the current president and directors were repriced in August 1994 and have an exercise price of $1.50 (market price on that date was $.56). In addition, in August 1994 options to purchase an aggregate of 150,000 shares of common stock were issued to the Company's current president and two other directors at an exercise price of $1.50 per share (market price on the date of issuance was $.56). Certain of these options were repriced in December 1994 to $1.00 (market price on that date was $.41.

          In June 1995, in connection with the settlement of certain litigation, options to purchase 87,400 shares of common stock and 437,000 shares of common stock, all exercisable at $4.00 per share, which were issued to the former president of the Company were terminated.

          See Note P with respect to other options.

     [2]  Warrants:
          --------

          The Company has the following common stock warrants outstanding at March 31, 1995:

                           Exercise
                 Shares     Price     Expiration Date
               ----------  --------  -----------------

               1,955,000    25.00    February 7, 1997
                 750,000     2.00    November 22, 1996
               ----------
               2,705,000
               ==========

          The warrants are redeemable at the option of the Company at a redemption price of $.01 per warrant on 60 days prior written notice under certain circumstances.


(NOTE N) - Income Taxes:
-----------------------

     The Company adopted Statement of Financial Accounting Standards No. 109 in 1992. There was no effect on financial position or results of operations as a result of adopting this statement.

     At March 31, 1995 the Company has net operating loss carryforwards for tax purposes of approximately $24,000,000 available to offset future income taxes payable expiring through the year 2010.

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE N) - Income Taxes:  (continued)
-----------------------

Pursuant to Section 382 of the Internal Revenue Code, due to changes in the ownership of the Company, the utilization of these loss carryforwards is subject to an annual limitation based on a long-term tax exempt rate. The Company has fully reserved for the income tax benefit of approximately $9,500,000 for the net operating loss carryforwards. Temporary differences resulting in deferred tax assets result from reserves not currently deductible for income tax purposes which aggregate approximately $500,000 offset by a deferred tax liability of approximately the same amount resulting from accelerated depreciation. The change in the valuation reserves for the year ended March 31, 1995 was approximately $1,000,000.


(NOTE O) - Significant Customers:
--------------------------------

     For the year ended March 31, 1993 one customer accounted for 11% of total revenues.


(NOTE P) - Acquisitions:
-----------------------

     In May 1992, the Company acquired certain assets of CRC/ International Business Solutions Inc. ("CRC"), a software company, for a cash purchase price of approximately $350,000 plus $60,000 payable over six months and 10,000 shares of the Company's common stock, which was valued at $66,666. In addition, the Company agreed to pay CRC commissions on certain future license fees and sales of the acquired assets and to issue, under certain circumstances, warrants to purchase 5% of the common stock of a subsidiary of the Company which was formed to operate the acquired assets.

     In September 1992 the Company acquired the stock of Gould/Ford Technologies Group Inc., d/b/a Metroplex Mobile Data Systems, ("Metroplex"), a software company, for an initial purchase price of approximately $77,500 in cash, 30,732 shares of the Company's common stock, which was valued at $105,502 and options to purchase an additional 100,000 shares of common stock, expiring March 31, 1996 at $5.0125 per share, which were valued at $5,000. The agreement called for additional consideration (in cash or common stock or a combination thereof), based on the earnings of Metroplex through March 31, 1996, as defined.

     In March 1994, the Company made a determination to dispose of its Metroplex subsidiary. In June 1994, the Company entered into an agreement with the former shareholders of Metroplex to transfer to these shareholders all of the issued and outstanding stock of Metroplex. As consideration, the Company received back the 30,732 shares and options for 100,000 shares of its common stock which were part of the initial purchase price above.
In connection with the

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE P) - Acquisitions:  (continued)
-----------------------

disposal of Metroplex, the Company has recorded a charge of approximately $500,000, which includes a provision for estimated operating losses through the date of disposal and a provision for certain obligations the Company has agreed to guarantee on behalf of Metroplex. Metroplex had no revenues in the fiscal year ended March 31, 1994.

     In December 1992, the Company acquired all of the outstanding shares of BLR, Inc., an Illinois corporation doing business as "BGIS Systems Co." ("BLR"), for a purchase price of 100,000 shares of the Company's common stock, which was valued at $191,667.

     Each of these acquisitions has been accounted for as a purchase transaction and the excess of the purchase price over the fair value of the other assets acquired was allocated to the software assets of each company. Accordingly, their results of operations are included in the Company's consolidated statements of operations since their dates of acquisition.

     As of March 31, 1995 and March 31, 1994, based on management's evaluation of the recoverability of its software assets, the Company wrote-down approximately $466,000 and $300,000 of the software assets of CRC and BLR, respectively.

     The combined operations of the acquired companies was not material to the Company's operations for the year ended March 31, 1993.


(NOTE Q) - Segment Information:
------------------------------

     The Company's operations are classified into two business segments: criminal justice and computer software applications.

                                              Year Ended March 31,
                                           ---------------------------
                                               1995          1994
                                           ------------  -------------
     Revenue:
        Criminal justice. . . . . . . . .  $ 7,543,924   $  6,298,844
        Software applications . . . . . .    3,293,422      2,631,521
                                           ------------  -------------

               T o t a l. . . . . . . . .  $10,837,346   $  8,930,365
                                           ============  =============

(continued)

               DIGITAL PRODUCTS CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


(NOTE Q) - Segment Information:  (continued)
------------------------------

                                              Year Ended March 31,
                                           ---------------------------
                                               1995          1994
                                           ------------  -------------
     Operating income (loss):
        Criminal justice. . . . . . . . .  $   468,843   $ (7,100,432)
        Software applications . . . . . .   (1,871,855)    (2,295,391)
        General corporate expense . . . .     (228,622)      (554,570)
                                           ------------  -------------

               (Loss) from operations . .   (1,631,634)    (9,950,393)

        Other income (expense), net . . .     (915,177)    (1,957,661)
                                           ------------  -------------

               Net (loss) . . . . . . . .  $(2,546,811)  $(11,908,054)
                                           ============  =============

     Identifiable assets as at March 31:
        Criminal justice. . . . . . . . .  $ 5,901,164   $  6,009,874
        Software applications . . . . . .    1,534,211      1,875,144
                                           ------------  -------------

                                             7,435,375      7,885,018
        Investment in Primedex Health
          Services, Inc.  . . . . . . . .                   2,500,000
                                           ------------  -------------

               T o t a l. . . . . . . . .  $ 7,435,375   $ 10,385,018
                                           ============  =============

                                 SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           DIGITAL PRODUCTS CORPORATION


                                           /s/ Richard A. Angulo
                                           ---------------------
                                           Richard A. Angulo
                                           President and Chief Executive Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                               Capacity                      Date
--------------------------------------------------------------------------------




/s/ Richard A. Angulo         Director, President and              July 6, 1995
--------------------------
Richard A. Angulo             Chief Executive Officer


 /s/ Gerald Parsons           Controller                           July 6, 1995
--------------------------
Gerald Parsons                (Chief Accounting Officer)


 /s/ David J. Dell            Director, Vice President Technology  July 6, 1995
--------------------------
David J. Dell                 and Organizational Development


                              Director
--------------------------
John E. Dell


 /s/ Michael F. Marino        Director                             July 6, 1995
--------------------------
Michael F. Marino


/s/ Clinton L. Pagano, Sr.    Director                             July 6, 1995
--------------------------
Clinton L. Pagano, Sr.